Exhibit 99.1

Notice of the Annual Meeting of the Shareholders of Precision Drilling Corporation and Management Information Circular

To be held on Wednesday, May 9, 2012
In the Enmax Ballroom of the Calgary Chamber of Commerce,
100 – 6th Avenue S.W., Calgary, Alberta at 3:00 P.M. (MDT)

Precision Drilling Corporation
March 15, 2012

Precision Drilling Corporation is a leading provider of safe and High Performance, High Value services to the oil and gas industry. We provide customers with access to an extensive fleet of contract drilling rigs, service rigs, directional drilling services, camps, snubbing units, water treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

We are headquartered in Calgary, Alberta, Canada. Our shares are traded on the Toronto Stock Exchange under the symbol PD and on the New York Stock Exchange under the symbol PDS.

What’s inside
3	Letter to Shareholders
4	Notice of 2012 Annual Meeting of Shareholders
5	Management Information Circular
6	The Shareholder Meeting
24	Governance
25	¡ Our Governance Practices
29	¡ The Board
37	Compensation
38	¡ Compensation Governance
41	¡ Director Compensation
41	– Compensation discussion and analysis
43	– 2011 compensation details
44	¡ Executive compensation
44	– Compensation discussion and analysis
65	– 2011 compensation details
73	Other Information
74	Appendix (Mandate of the Board of Directors)

2  |     Precision Drilling Corporation   Management Information Circular

Dear Shareholder,

You’re invited to attend our 2012 annual general meeting of shareholders on Wednesday, May 9, 2012, at 3 p.m. (Mountain Daylight Time) in the Enmax Ballroom at the Calgary Chamber of Commerce, 100 – 6th Avenue S.W., Calgary, Alberta.

The meeting is your opportunity to:

¡	hear first-hand about our performance in 2011 and our plans for 2012 and the future
¡	vote in person on the items of business brought before the meeting
¡	meet our board of directors and senior management and fellow shareholders.

The attached management information circular includes important information about voting, what the meeting will cover, the nominated directors, our board and governance practices, our compensation programs and the key decisions affecting executive compensation in 2011.

This year you’ll be electing nine directors to the board. Dr. Kevin Meyers was appointed to the board last September to fill a vacancy, and he’s standing for election to the board for the first time. He brings over 30 years of experience in the energy industry, retiring from ConocoPhillips in 2010 where he was Senior Vice President, Exploration and Production – Americas.

We would like to thank Frederick W. Pheasey and Trevor M. Turbidy for their many contributions to the board and years of service. Mr. Pheasey is retiring from the board after serving as a director for nearly 10 years and the chair of the Human Resources and Compensation Committee for the past seven years. Mr. Turbidy was a director for over two years and a member of the Corporate Governance, Nominating and Risk Committee and the Human Resources and Compensation Committee, and stepped down in June 2011 because of other business commitments.

We recently mailed a copy of our 2011 annual report to shareholders who asked to receive it. You can also find all of our disclosure documents, including our annual report, on our website (www.precisiondrilling.com) as well as on SEDAR (www.sedar.com) and EDGAR (www.sec.gov).

Your vote and participation are important to us. If you cannot attend the meeting in person, please vote by proxy. The enclosed proxy form and this circular tell you how.

We look forward to seeing you on May 9th.

Sincerely,

Robert L. Phillips, Q.C.	Kevin A. Neveu
Chairman of the Board of Directors	President & Chief Executive Officer

3  |     Precision Drilling Corporation   Management Information Circular

Notice of 2012 Annual General Meeting of Shareholders

You’re invited to our 2012 annual general meeting of shareholders:

When:	Wednesday, May 9, 2012
3 p.m. Mountain Daylight Time (MDT)

Where:	Enmax Ballroom
Calgary Chamber of Commerce
100 – 6th Avenue S.W.
Calgary, Alberta

Five items of business

1.  Receive the 2011 financial statements and report of the auditors

2.  Elect the directors

3.  Appoint the auditors and authorize the directors to fix their fees

4.  Have a “say on pay”

5.  Other business

You can find more information about the items of business starting on page 8.

Your vote is important

This management proxy circular includes important information about the business we’ll be discussing at the meeting, and how you can vote.

If you held common shares of Precision Drilling Corporation on April 4, 2012, you’re entitled to receive notice of and vote at the annual general meeting on May 9, 2012, or at a meeting that is reconvened if the meeting is postponed or adjourned.

How you vote depends on whether you’re a registered or beneficial shareholder. Please see page 9 for details.

Send in your voting instructions right away!

For your vote to count, our transfer agent, Computershare Trust Company of Canada, must receive your completed proxy form by 3 p.m. MDT on May 7, 2012.

If you’re a beneficial shareholder, you’ll be sending your voting instructions to your nominee using the voting instruction form in this package. Their deadline is likely to be earlier. Please see page 10 for more information.

Webcast

There will be a live audio webcast of the meeting on our website (www.precisiondrilling.com) if you cannot attend the meeting.

By order of the board of directors,

Joanne Alexander

Senior Vice President, General Counsel & Corporate Secretary

Precision Drilling Corporation

Calgary, Alberta

March 15, 2012

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Management Information Circular

You’ve received this management information circular because you owned Precision shares on April 4, 2012, and Precision’s management and board of directors are asking for your vote (known as soliciting your proxy).

We’re contacting shareholders by mail and we pay for the cost of soliciting your proxy.

If you can’t attend the meeting in person, you can listen to a live audio webcast of the meeting on our website (www.precisiondrilling.com). We’ll post the details on our website and include them in a news release before the meeting. A recording of the webcast will also be available on the website shortly after the meeting.

In this management information circular:

¡   you and your mean holders of our common shares

¡   we, us, our and Precision mean Precision Drilling Corporation

¡  shares and Precision shares mean Precision’s common shares

¡   shareholder means a holder of Precision’s common shares

¡   circular means this management information circular

All dollar amounts are in Canadian dollars, and information is as of March 15, 2012, unless stated otherwise.

Our board of directors has approved the contents of this circular, and has authorized us to distribute it to each shareholder. We anticipate distributing the circular and proxy form on or about the mailing date.

Our principal corporate and registered office is at:

Precision Drilling Corporation

Suite 800, 525 – 8th Avenue S.W.

Calgary, Alberta, Canada

T2P 1G1

Telephone: 403.716.4500

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What you’ll be voting on. The meeting will cover five items of business, and you’ll be asked to vote on at least three of them.

1.    Receiving the financial statements and report of the auditors

Our 2011 audited consolidated financial statements and auditors’ report will be presented at the meeting. You’ll find our financial statements and management’s discussion and analysis (MD&A) in our 2011 annual report, and you’ll have an opportunity to ask questions about them at the meeting.

2.    Electing the directors

You’ll elect nine directors to our board for a one-year term. The director profiles starting on page 13 give information about their skills and experience, 2011 meeting attendance, share ownership and a list of other public company boards of which they are members.

3.    Appointing the auditors

You’ll vote on reappointing the auditors and authorizing the directors to fix the auditors’ fees. See page 23 for more information.

4.    Having a “say on pay”

You’ll vote on our approach to executive compensation. While this is an advisory vote and the results aren’t binding on the board, it will give the board important feedback. See page 25 for more information.

5.    Other business

If there are changes to these items of business, or other items that properly come before the meeting, you can vote on them as you see fit. As of the date of this circular, we’re not aware of any other business that may come before the meeting.

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Voting

Who can vote

Only holders of Precision shares as of April 4, 2012 have the right to attend and vote at the meeting. Each Precision share you own represents one vote.

If a Precision shareholder transferred shares to you after this date, you or your proxyholder can vote at the meeting if you can prove that you own the shares. At least 10 days before the meeting, you must ask our transfer agent, Computershare Trust Company of Canada (Computershare), to include your name on the list of shareholders who are entitled to vote at the meeting.	Questions? Contact Computershare: 1.888.564.6253 (toll-free in North America) www.computershare.com

Precision’s authorized share capital includes an unlimited number of common shares, and preferred shares, issuable in series, limited to not more than half the issued and outstanding common shares at the time the preferred shares are issued.

As of March 15, 2012, we had 276,152,243 common shares and no preferred shares outstanding.

Principal holders of Precision shares

Alberta Investment Management Corporation (AIMCo.) owns 41,464,289 Precision shares or approximately 15% of our outstanding shares. Our directors and executive officers are not aware of any other person or company who beneficially owns, controls or directs (directly or indirectly) 10% or more of our outstanding shares.

How to vote

You can vote by proxy or you can attend the meeting and vote your shares in person. The voting process is different for registered and beneficial (non-registered) shareholders.

You’re a registered shareholder if you hold Precision shares in your own name and have a physical share certificate. Your package includes a proxy form.

You’re a beneficial shareholder if your Precision shares are held in the name of a nominee (your bank, trust company, broker, trustee or other financial institution). Beneficial shareholders don’t have physical share certificates because their shareholdings are recorded on an electronic system.

If you’re a beneficial shareholder, your nominee votes your shares, but you have the right to tell them how you want them to vote. You need to do this as soon as possible using the voting instruction form in this package.

Voting by proxy

Registered shareholders

Voting by proxy is the easiest way to vote, and you can do it by mail, telephone, fax or the internet. Follow the instructions on your proxy form.

Computershare must receive your instructions by 3 p.m. MDT on May 7, 2012. If the meeting is postponed or adjourned, they must receive the instructions by 3 p.m. MDT two business days before the meeting is reconvened.

Send your completed proxy form to:

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, Canada

M5J 2Y1

Fax: 1.866.249.7775 (toll-free in North America)

Phone: 1.866.732.VOTE(8683)

Internet: www.investorvote.com

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Appointing a proxyholder

Voting by proxy means that you’re giving someone else (your proxyholder) the authority to attend the meeting and vote your shares for you.

You can appoint anyone to be your proxyholder, and this person doesn’t need to be a Precision shareholder.

Kevin A. Neveu, President & Chief Executive Officer, or in his absence, Robert L. Phillips, Chairman of the board, will automatically serve as your proxyholder if you don’t appoint someone else. They will vote your Precision shares at the meeting according to the instructions you provide on your proxy form. If you don’t specify how you want them to vote your shares, they will vote:

¡	for electing each director
¡	for appointing the auditors
¡	for our approach to executive compensation

If you want to appoint someone else to be your proxyholder, cross out the names of the Precision proxyholders on your proxy form and print the name of the person you’re appointing. Send the completed form to Computershare.

Make sure the person is aware they will have to attend the meeting and vote your shares for you. Your proxyholder will need to register with Computershare when they arrive at the meeting, and must vote for or against, or withhold your vote, according to your instructions.

You can also appoint a proxyholder online. Follow the online instructions if you want your proxyholder to vote for each item of business separately.

Beneficial shareholders

Beneficial shareholders can generally send their voting instructions by mail, telephone, fax or internet. Each nominee has its own process, so be sure to check the instructions on your voting instruction form.

If you hold some shares as a registered shareholder and others as a beneficial shareholder, you’ll need to follow the instructions for each type of shareholder.

Voting in person

Registered shareholders

Do not use your proxy form. When you arrive at the meeting, check in with Computershare to receive your ballots so you can vote at the meeting.

Beneficial shareholders

We don’t have the names of our beneficial shareholders or a record of the specific number of shares they each own.

If you want to attend the meeting and give your voting instructions in person, your nominee needs to appoint you as their proxyholder. Insert your name in the space provided on your voting instruction form and follow the instructions carefully. Computershare can only assist you if you bring with you that form properly completed in accordance with the instructions on your voting instruction form. Be sure to register with Computershare when you arrive at the meeting.

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Changing your vote

Registered shareholders

If you’ve voted by proxy, you can revoke or change your vote. Or you can decide to vote in person instead. You can do this any time up until the start of the meeting.

If you voted by telephone or on the internet, you can submit new votes. The new votes will revoke your earlier vote.

If you submitted your proxy form by fax or mail:

¡  send a written notice to our registered office at Suite 800, 525 – 8th Avenue S.W., Calgary, Alberta T2P 1G1. We must receive your notice by 3 p.m. MDT on May 7, 2012. If the meeting is postponed or adjourned, we must receive your notice by 3 p.m. MDT two business days before the postponed or adjourned meeting is reconvened, or

¡  give your written notice to the chair of the meeting at the meeting. The notice will only apply to items of business that haven’t yet been voted on.

You can also change or revoke your vote in any other way the law allows. Notice can come from you, or from your attorney if he or she has your written authorization. If a corporation owns the shares, the notice must be under the corporate seal or from an authorized officer or attorney.

Voting results

Computershare Trust Company of Canada (Computershare) is our transfer agent and registrar of Precision shares. Computershare counts and tabulates the votes for us to protect the confidentiality of votes.

We need a simple majority of votes (50% plus one vote) for an item of business to be approved.

We file a report of the voting results with the Canadian and U.S. securities regulators (www.sedar.com and www.sec.gov) after the meeting and also post the results on our website.

Beneficial shareholders

Contact your nominee for instructions on how to revoke or change the voting instructions you provided.

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Electing the directors

Our articles state that we must have between one and 15 directors on our board. The board has decided that nine directors will be nominated for election this year for a one-year term. The nominated directors are profiled below, and all have agreed to stand for election. The Corporate Governance, Nominating and Risk Committee believes the nominated directors represent an appropriate mix of skills and experience and other qualities required for serving on our board. All of them meet the board’s independence criteria except for Mr. Neveu because of his role as President and Chief Executive Officer.

You can vote for all of the nominated directors, vote for some and withhold votes for others, or withhold votes for all of them. If you’re voting by proxy, your shares will be voted for electing each nominated director listed below unless you provided different instructions.

Each director’s term of office expires at the end of the next annual meeting, or until a successor is elected or appointed. If a nominated director is unable to serve, you or your proxyholder can vote for another nominated director.

All of the nominated directors currently serve on our board. Dr. Kevin Meyers was appointed as a member of the board in September 2011, replacing Trevor M. Turbidy who resigned in June 2011. Dr. Meyers has 30 years of experience in the energy industry and, until his retirement from ConocoPhillips in 2010, held many senior leadership positions, including most recently, Senior Vice President, Exploration and Production – Americas. Frederick W. Pheasey, is retiring from the board as he has decided not to stand for re-election after serving as a director for the past 10 years.

Our policy on majority voting

If a director receives more withhold than for votes, he will offer to resign after the meeting. The Corporate Governance, Nominating and Risk Committee will review the matter and then either recommend to the board to accept the resignation and address what it believes is the underlying cause of the withhold votes, or reject the resignation. The director in question will not participate in any board or committee deliberations on the matter.

The board will make a decision and disclose its reasons within 90 days of the meeting. If the board accepts the resignation, it may appoint a new director to fill the seat.

This policy only applies to uncontested elections where the number of nominated directors equals the number of directors to be elected. A withhold vote is effectively the same as a vote against a director in an uncontested election.

The board adopted this policy in March 2010 on the recommendation of the Governance, Nominating and Risk Committee, consistent with the recommended best practices of the Canadian Coalition for Good Governance.

If it’s clear that every director will receive a majority vote, the meeting chair may facilitate the process of the meeting itself by proceeding with a single vote rather than individual voting to save time.

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Director profiles

The table below tells you about the nominated directors, including their background and experience, meeting attendance, share ownership and other public company boards they sit on. Each director provided information about the Precision shares they own or exercise control or direction over.

The market value of Precision shares and deferred share units (“DSUs”) held by directors is based on $10.80, the closing price of a Precision share on the TSX on March 15, 2012. To calculate share ownership for meeting the guidelines, we use the actual purchase cost of the shares or the current market value (whichever is higher). See Share ownership on page 29 for more information.

Total compensation includes board and committee retainers and meeting fees. We also pay a travel allowance if a director is travelling to a board or committee meeting outside his home country. See page 43 for more information about director compensation.

The board recommends that shareholders vote for electing each nominated director.

William T. Donovan (Independent)

Mr. Donovan has been Chairman of the Board of Rockland Industrial Holdings, LLC, a Wisconsin entity engaged in manufacturing wood flooring products for the truck trailer and domestic container industries, since April 2006. He is also a director for several private companies in the United States, the United Kingdom and Russia. Mr. Donovan was a director of Grey Wolf, Inc. from June 1997 to December 2008, prior to its acquisition by Precision Drilling Trust and his subsequent appointment as director of Precision on December 23, 2008.

From 1997 to 2005, Mr. Donovan served as President, Chief Executive Officer and a director of Total Logistics, Inc., a Wisconsin corporation engaged in various operating and investment activities.

Mr. Donovan previously served as President, Chief Financial Officer, and was a director of Christiana Companies, Inc. and Prideco Inc. prior to their merger with Weatherford International, Inc. in February 1999. From 1980 to 1998, Mr. Donovan was a Principal and Managing Director of Lubar & Co., a private investment and venture capital firm. Prior to joining Lubar & Co., Mr. Donovan was an officer with Manufacturers Hanover Trust Company from 1976 until 1980, where he specialized in merger and acquisition financing.

Age: 60

North Palm Beach, Florida,

United States

Director since December 2008

Professional designation: MBA

Areas of expertise:

¡   manufacturing

¡  corporate finance

¡   mergers and acquisitions

¡  venture capital

¡   logistics

¡  distribution strategies

	Attendance			Compensation
Board of directors	12 of 12	100%	Total compensation received for 2011	$157,250
Audit Committee	7 of 7	100%	Amount received as DSUs	$60,000 / 38%
Corporate Governance, Nominating and Risk Committee	5 of 5	100%

Precision shares held	DSUs held	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guideline	Multiple of share ownership guideline
121,216	24,224	145,440	$1,570,752	Yes	14 times

  Other public company boards and board committees during the last 5 years

Grey Wolf, Inc.	Audit committee	1997 to 2008

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Brian J. Gibson (Independent)

Mr. Gibson is the Senior Vice President, Equities of AIMCo. Prior to December 2008, Mr. Gibson was President and Chief Executive Officer of Panoply Capital Asset Management Inc., a private investment firm. Prior to January 15, 2008, Mr. Gibson was a Senior Vice President, Public Equities for the Ontario Teachers’ Pension Plan.

During his 32-year career, Mr. Gibson has been responsible for the management of various large equity investment portfolios, including those of insurance companies, a chartered bank, pension and mutual funds, and endowments. Mr. Gibson has particular expertise in “relationship” investing and in corporate finance. Mr. Gibson received his MBA from the University of Toronto, is a Chartered Financial Analyst, and is a graduate of the Directors’ Education Program sponsored by the Institute of Corporate Directors.

Age: 56

Edmonton, Alberta, Canada

Director since May 2011

Professional designation:

MBA, CFA, ICD.D (Institute of

Corporate Directors)

Areas of expertise:

¡  capital markets

¡  corporate strategy and accounting

	Attendance			Compensation
Board of directors(1)	7 of 7	100%	Total compensation received for 2011	–
Corporate Governance, Nominating and Risk Committee	2 of 2	100%	Amount received as DSUs (2)	–

Precision shares held	DSUs held	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guideline	Multiple of share ownership guideline
–	–	–	–	Exempt(2)	–

  Other public company boards and board committees during the last 5 years

MacDonald, Dettwiler and Associates Ltd.	Audit, Human resources and compensation committees	2003 to 2011
Westaim Corporation	Corporate governance and human resources and compensation committees	2010 to present
Viterra Inc.	Audit and Nominating and corporate governance committees	2011 to present

(1)	Mr. Gibson joined the Board in May, 2011 and had attended all board meetings and committee meetings during his period in office.
(2)

Mr. Gibson is an officer of AIMCo, which manages the investment of Precision’s largest shareholder. Mr. Gibson has waived personal compensation from Precision and does not participate in the DSU plan. The Corporate Governance, Nominating and Risk Committee has considered these unique circumstances and waived the ownership guidelines for Mr. Gibson.

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Age: 65 Calgary, Alberta, Canada Director since June 1996 Professional designation: ICD.D (Institute of Corporate Directors) Areas of expertise: ¡ finance ¡ governance

Robert J.S. Gibson, CD (Independent)

Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He serves on the Board of Cash Store Financial Services Inc.

Mr. Gibson serves as director for a number of private companies. He is also the Chairman and a director for the Canadian Defence and Foreign Affairs Institute.

	Attendance			Compensation
Board of directors	12 of 12	100%	Total compensation received for 2011	$156,000
Audit Committee	7 of 7	100%	Amount received as DSUs	$100,000 / 64%
Corporate Governance, Nominating and Risk Committee (chair)	5 of 5	100%		–

Precision shares held	DSUs held	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guideline	Multiple of share ownership guideline
129,370	49,983	179,353	$1,937,012	Yes	17 times

  Other public company boards and board committees during the last 5 years

Cash Store Financial Services Inc.	Compensation committee and Corporate governance committee (chair)	2008 to present

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Age: 60

Calgary, Alberta, Canada

Director since December 2006

Professional designation:

B. Comm, MBA, CA, CF (Canadian Institute of Chartered Accountants), ICD.D (Institute of Corporate Directors)

Areas of expertise:

¡   accounting

¡   corporate finance

¡    oil and gas exploration and production

¡   marketing

Allen R. Hagerman, FCA (Independent)

Mr. Hagerman is Executive Vice President of Canadian Oil Sands Limited, an oil sands mining and upgrading entity. He is currently responsible for overseeing crude oil marketing operations. Prior to 2007, Mr. Hagerman was Chief Financial Officer of Canadian Oil Sands Limited.

Mr. Hagerman is a director of Mongolia Minerals Corporation and the Calgary Exhibition and Stampede, two private entities. He is also a member of the Financial Executives Institute and a past President of Financial Executives Institute, Calgary Chapter, as well as a past Chair of the Alberta Children’s Hospital Foundation. Previous board positions include the lead director of Capital Power Income LP, Syncrude Canada Ltd. and University of Calgary. He is a fellow of the Institute of Chartered Accountants of Alberta and received their Distinguished Service Award.

	Attendance			Compensation
Board of directors	12 of 12	100%	Total compensation received for 2011	$147,616.75
Audit Committee	7 of 7	100%	Amount received as DSUs	$110,116.75 /75%
Human Resources and Compensation Committee (1)	3 of 3	100%

Precision shares held	DSUs held	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guideline	Multiple of share ownership guideline
9,277	58,075	67,351	$727,391	Yes	7 times

  Other public company boards and board committees during the last 5 years

Capital Power Income LP (former lead director)	Audit and Governance committees	2003 to 2011
(1) Mr. Hagerman joined the committee in May and attended every meeting following his appointment.

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Age: 56

Toronto, Ontario, Canada

Director since December 2006

Professional designation:

B.Sc, MBA, CGA

Areas of expertise:

¡   corporate finance

¡  accounting

¡   energy transmission – exploration

   and production sectors

¡   international operations

Steven J.J. Letwin (Independent)

Mr. Letwin is currently President and CEO of IAMGOLD Corporation, a leading mid-tier gold mining company, producing approximately one million ounces annually, from five gold mines on three continents.

Mr. Letwin was a senior executive with Enbridge Inc. from 1999 to 2010, including Executive Vice President of Gas Transportation & International with responsibility for natural gas operations, a gas distribution company and its international business unit. Before joining Enbridge, Mr. Letwin served as President & Chief Operating Officer of TransCanada Energy and was Chief Financial Officer, TransCanada Pipelines Limited, Numac (Westcoast Energy), and Encor Energy. He currently serves on the board of a private corporation.

Mr. Letwin has actively demonstrated his commitment to voluntary leadership throughout his career. He serves as Patron for UNICEF Alberta, was a former director of YMCA Calgary, served on the Board of Governors at McMaster University, and is an Honorary Director of WestPark Hospital in Toronto, and an Honorary Colonel for the 14th Service Battalion in Calgary. Mr. Letwin was awarded the 2006 Alberta Centennial Medal for his commitment to the community.

	Attendance			Compensation
Board of directors	12 of 12	100%	Total compensation received for 2011	$127,250
Human Resources and Compensation Committee	5 of 5	100%	Amount received as DSUs	$126,250 /99%

Precision shares held	DSUs held	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guideline	Multiple of share ownership guideline
33,366	61,354	94,720	$1,022,976	Yes	10 times

  Other public company boards and board committees during the last 5 years

Carmen Energy Inc.	Audit committee	2011 to present
Enbridge Energy Company, Inc.		2006 to 2010
Enbridge Energy Management LLC		2006 to 2010
Gaz Metropolitan LP	Audit committee	2003 to 2010
IAMGOLD Corporation		2010 to present

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Age: 58

Houston, Texas, United States

Director since September 2011

Professional designation:

Ph.D. (chemical engineering), B.A.

Areas of expertise:

¡   oil and gas exploration and

    production

¡   energy sector

¡  international business

Dr. Kevin Meyers (Independent)

Dr. Meyers has over 30 years of experience in the energy industry, having retired from ConocoPhillips at the end of 2010. For the ten years prior to his retirement, Dr. Meyers was a senior executive with ConocoPhillips, most recently as Senior Vice President Exploration and Production, Americas.

Prior to that, he was President of ConocoPhillips Canada. President of ConocoPhillips Russia and Caspian and President of ConocoPhillips Alaska. While in Russia, Dr. Meyers served on the Board of LUKOIL and was the lead resident executive for the COP/LUKOIL strategic alliance. Prior to joining ConocoPhillips in 2002, Dr. Meyers served in engineering, technical and executive positions with ARCO, last serving as President of ARCO Alaska.

A Pennsylvania native, Dr. Meyers has served on several boards, including the Board of Regents for the University of Alaska and the Nature Conservancy of Alaska. He currently serves on the Boards of Hornbeck Offshore Services, Denbury Natural Resources, Bill Barrett Corporation, the World Energy Council, the Houston Symphony and the U.S. Energy Association. He holds a doctorate in chemical engineering from the Massachusetts Institute of Technology and a bachelor’s degree in chemistry and mathematics from Capital University in Ohio.

	Attendance			Compensation (2)
Board of directors (1)	2 of 2	100%	Total compensation received for 2011	$36,625
Human Resources and Compensation Committee (1)	1 of 1	100%	Amount received as DSUs	$26,875 / 82%
Corporate Governance, Nominating and Risk Committee (1)	1 of 1	100%

Precision shares held	DSUs held	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guideline	Multiple of share ownership guideline
0	2,559	2,559	$27,637	Has until 2015 to meet requirements	n/a

  Other public company boards and board committees during the last 5 years

Bill Barrett Corporation	Audit and Reserves committees	2011 to present
Denbury Natural Resources	Compensation and Reserves committees	2011 to present
Hornbeck	Compensation committee	2011 to present
LUKOIL	Finance, Planning and Strategy committees	2005 to 2007

(1)	Mr. Meyers joined the board in September 2011 and attended all board and committee meetings during his period in office.
(2)

Mr. Meyers also attends a management committee known as the Safety Council and is also compensated in this capacity. He attended all three committee meetings in 2011 and received $3,750 for attending these meetings, which is included in his total compensation in 2011.

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Age: 69 Dallas, Texas, United States Director since July 2002 Professional designation: B.S. – Accounting, MBA Areas of expertise: ¡ finance ¡ oil and gas service and supply ¡ international business

Patrick M. Murray (Independent)

Mr. Murray retired as Chairman of the Board and CEO of Dresser, Inc. in May 2007. Dresser is a leading manufacturer and marketer of highly engineered equipment for the energy industry. Prior to becoming Chairman of the Board of Dresser, Inc., Mr. Murray served as President and CEO. Previously, Mr. Murray was President of Halliburton Company’s Dresser Equipment Group from 1998 to 2000 and Senior Vice President, Strategic Initiatives of Dresser Industries, Inc. in 1997.

Mr. Murray is on the board of directors of the Maguire Energy Institute, the World Affairs Council of Dallas/Fort Worth, and the Chairman of the Board of Regents of Seton Hall University. He is also a member of the American Petroleum Institute (API) and the Society of Petroleum Engineers (SPE).

	Attendance			Compensation
Board of directors	12 of 12	100%	Total compensation received for 2011	$156,000
Audit Committee (chair)	7 of 7	100%	Amount received as DSUs	$100,000 / 65%
Ad hoc committee of the board (1)	1 of 1	100%

Precision shares held	DSUs held	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guideline	Multiple of share ownership guideline
66,628	36,671	103,299	$1,115,629	Yes	10 times

  Other public company boards and board committees during the last 5 years

Harvest Natural Resources	Audit and Governance committees	2000 to present
Rancher Energy Corp.	Audit committee	2007 to 2009
Wellstream Holdings, Plc	Audit and Compensation committees	2007 to 2011

(1)	Mr. Murray was a member of an ad hoc committee of the board which addressed a matter regarding IFRS.

17  |     Precision Drilling Corporation   Management Information Circular

Age: 51 Calgary, Alberta, Canada Director since August 2007 Professional designation: B.Sc, P.Eng Areas of expertise: ¡ engineering ¡ oil and gas service and supply – international

Kevin A. Neveu (Not Independent)

Mr. Neveu was appointed Chief Executive Officer and a director of Precision in August 2007 and became President and Chief Executive Officer in January 2009. Mr. Neveu was previously President of the Rig Solutions Group of National Oilwell Varco in Houston, where he was responsible for the company’s drilling equipment business. Over the past 25 years, Mr. Neveu has held senior management positions with National Oilwell Varco and its predecessor companies in London, Moscow, Houston, Edmonton and Calgary.

Mr. Neveu holds a Bachelor of Science degree and is a graduate of the Faculty of Engineering at the University of Alberta. Mr. Neveu is a Professional Engineer, as designated by the Association of Professional Engineers, Geologists and Geophysicists of Alberta.

In 2002, Mr. Neveu attended the Advanced Management Program at the Harvard Business School.

Mr. Neveu serves on the boards of RigNet, Inc., Houston, Texas, and Bonanza Creek Energy Inc. based in Colorado. He is a director of the Heart and Stroke Foundation of Alberta since 2009 and he was appointed a member of the board of directors and a member of the executive committee of the International Association of Drilling Contractors, Houston, Texas in January 2010.

	Attendance			Compensation (1)
Board of directors	12 of 12	100%	Total compensation received for 2011 (see page 46)	Nil
Ad hoc committee of the board (2)	1 of 1	100%	Amount received as DSUs	Nil

Precision shares held	DSUs held	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guideline	Multiple of share ownership guideline
197,156	– (1)	197,156	$2,129,285	Yes	3 times (3)

  Other public company boards and board committees during the last 5 years

Bonanza Creek Energy, Inc.	Compensation and Environmental safety and regulatory compliance committees	2011 to present
RigNet, Inc.	Compensation and Governance committees	2004 to present

(1)	As a non-independent director, Mr. Neveu is not compensated as a director and does not participate in the DSU plan.
(2)	Mr. Neveu was a member of an ad hoc committee of the board which addressed a matter regarding IFRS.
(3)	Ownership guidelines are applied for Mr. Neveu at 3 times his annual base salary. See page 46 for additional detail on Executive Compensation.

18  |     Precision Drilling Corporation   Management Information Circular

Robert L. Phillips, Q.C. (Chairman of the board, Independent)

Mr. Phillips is an experienced senior corporate executive having most recently been the President and Chief Executive Officer of BCR Group of Companies from 2001 to 2004. Within the oil and gas exploration and production and oilfield service sectors, he has served as Vice President of
Husky Oil Limited and as President and Chief Executive Officer of PTI Group Inc. and Dreco
Energy Services Ltd.

Mr. Phillips has served on the boards of publicly-traded and private corporations for more than 20 years, including several oil and gas exploration and production and oilfield service companies. In addition to Precision, he currently serves on the boards of several major Canadian corporations.

Mr. Phillips is an active private investor. He is a graduate chemical engineer and also practiced corporate and securities law for over 15 years.

Age: 61

Vancouver, British Columbia, Canada

Director since May 2004

Chairman of the board since

August 2007

Professional designation:

LLB, barrister and solicitor

Areas of expertise:

¡   corporate finance

¡  governance

¡   oil and gas exploration and production

¡  oilfield services

¡   securities law

	Attendance			Compensation
Board of directors (Chairman)	12 of 12	100%	Total compensation received for 2011	$288,500
Audit Committee	7 of 7	100%	Amount received as DSUs	$60,000 / 21%
Human Resources and Compensation committee	5 of 5	100%
Corporate governance, Nominating and Risk Committee	5 of 5	100%
Ad hoc committee of the Board (1)	1 of 1	100%

Precision shares held	DSUs held	Total shares and DSUs	Total value of shares and DSUs	Meets share ownership guideline	Multiple of share ownership guideline
35,207	32,050	67,257	$726,376	Yes	3 times

  Other public company boards and board committees during the last 5 years

Axia NetMedia Corporation	Audit, Compensation and Corporate governance and nominating committees	2000 to present
Boston Pizza Royalties Income Fund	Audit committee	2002 to 2008
Canadian Western Bank	Audit and Compensation committees	2001 to present
Capital Power Corporation	Compensation and Corporate governance and nominating committees	2009 to present
Epcor Preferred Equity Inc.	Human resources committee	2002 to 2007
MacDonald Dettwiler and Associates Ltd.	Chairman of the board Compensation and Corporate governance and nominating committees	2003 to present
TerraVest Income Fund	Audit, Compensation and Corporate governance and nominating committees	2004 to present (2)
Tree Island Wire Income Fund	Audit	2003 to 2007
West Fraser Timber Co. Ltd.	Independent lead director Corporate governance and nominating committee	2005 to present

(1)	Mr. Phillips was a member of an ad hoc committee of the board which addressed a matter regarding IFRS.
(2)	Mr. Phillips has announced his intention to retire from the board of TerraVest in 2012.

19  |     Precision Drilling Corporation   Management Information Circular

Unique circumstances addressed by the board

Robert Phillips is an active corporate director with positions on several boards. The board and the Corporate

Governance, Nominating and Risk Committee have reviewed his board memberships and determined that Mr. Phillips has consistently demonstrated that he is able to, and does, devote the required time and attention to Precision to carry out his duties effectively and act in our best interests. Mr. Phillips has consistently met our expectations. He has a comprehensive understanding of our business, is always well prepared for board discussions, makes constructive contributions to all discussions and is available to meet with management and fellow directors. He also maintained a 100% attendance record at board and committee meetings in 2011.

Brian Gibson is Senior Vice-President, Equities of AIMCo., which holds 41,464,289 Precision shares, representing approximately 15% of our outstanding shares. The board has considered AIMCo.’s shareholdings and determined that Mr. Gibson is an independent director under the applicable securities laws for purposes of board participation. See Operating independently on page 28 for more information.

Other information about the nominated directors

Except as noted below, none of the nominated directors is or has been a director, chief executive officer or chief financial officer of a company in the last 10 years that, during their term or within a year of leaving the role:

¡	was the subject of a cease trade order (or similar order)
¡	was denied access to any exemption under securities legislation (for more than 30 days)
¡	became bankrupt
¡	made a proposal under any bankruptcy or insolvency laws
¡	was subject to or instituted any proceedings, arrangement or compromise with creditors, or
¡	had a receiver, receiver manager or trustee appointed to hold its assets

Mr. Murray was a director of Rancher Energy Corp. (Rancher) from April 20, 2007 to September 30, 2009. On October 28, 2009, Rancher filed a voluntary petition for relief under Chapter 11 of Title 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Colorado. Rancher announced that it will operate its business as “debtor-in-possession” under the jurisdiction of the court and according to application provisions of the Bankruptcy Code, as it works to resolve its liquidity problems and develop a reorganization plan.

Mr. Robert Gibson became the sole director of 358427 Alberta Ltd. in 1995 at the request of shareholders and with the consent of the majority of creditors. The company was insolvent at the time, and Mr. Gibson managed the liquidation of the company’s assets with the general consent of its creditors. A bankruptcy petition was filed with the consent of all interested parties to resolve a dispute relating to certain assets of the company. The dispute was resolved in 2005 by negotiation between the parties.

Mr. Robert Gibson was also a director of International Utility Structures Inc. from February 1994 to November 2003. In August 2003, the company was unable to make a scheduled interest payment on its senior subordinated notes and was declared in default of its debt obligations. It obtained an order from the Court of Queen’s Bench of Alberta in October 2003 under the Companies’ Creditors Arrangement Act (Canada) (CCAA) so it could restructure its affairs in an orderly manner. A chief restructuring officer was appointed, and restructured the company’s business and affairs under CCAA protection.

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Meeting attendance

All directors are expected to attend in person all regularly scheduled meetings of the board and each committee on which they serve. They may attend by telephone if circumstances require. The table below shows the number of board and committee meetings each director attended in 2011:

Name	Board		Audit Committee		Corporate Governance, Nominating and Risk Committee		Human Resources and Compensation Committee		Overall attendance
William T. Donovan	12 of 12	100%	7 of 7	100%	5 of 5	100%			24 of 24	100%

Brian J. Gibson (1)	7 of 7	100%	–		2 of 2	100%			9 of 9	100%

Robert J.S. Gibson	12 of 12	100%	7 of 7	100%	5 of 5	100%			24 of 24	100%

Allen R. Hagerman	12 of 12	100%	7 of 7	100%			3 of 3	100%	24 of 24	100%

Stephen J.J. Letwin	12 of 12	100%					5 of 5	100%	17 of 17	100%

Kevin O. Meyers (2)	2 of 2	100%			1 of 1	100%	1 of 1	100%	4 of 4	100%

Patrick M. Murray (3)	13 of 13	100%	7 of 7	100%					20 of 20	100%

Kevin A. Neveu (3)	13 of 13	100%							13 of 13	100%

Robert L. Phillips (3)	13 of 13	100%	7 of 7	100%	5 of 5	100%	5 of 5	100%	30 of 30	100%

Notes:

(1)	Mr. Gibson joined the board in May 2011 and attended seven board meetings and two meetings of the Corporate Governance, Nominating and Risk Committee.
(2)

Mr. Meyers joined the board in September 2011 and attended two board meetings, one Corporate Governance, Nominating and Risk Committee meeting and one Human Resources and Compensation Committee meeting. Mr. Meyers also participates in a management committee known as the Safety Council as the board’s representative. He attended all three meetings in 2011, however those meetings with management are not reflected in the above table.

(3)	Mr. Murray, Mr. Neveu and Mr. Phillips attended one meeting as members of a special ad hoc sub-committee of the board to address an IFRS transition matter.

Appointment of auditors

The board recommends that KPMG LLP, Chartered Accounts (KPMG), be appointed as our auditors until the next annual meeting. KPMG was first appointed as our auditors more than five years ago.

Representatives of KPMG LLP will be at the meeting and can respond to any questions.

Auditor independence

The independence of the auditor is essential to maintaining the integrity of our financial statements. We comply with Canadian securities laws relating to the independence of external auditors, services they can perform and fee disclosure. We also comply with the provisions of the U.S. Sarbanes-Oxley Act of 2002 (Sarbanes-Oxley) and the accounting and corporate governance rules adopted by the U.S. Securities and Exchange Commission (SEC) that set out services which cannot be provided by external auditors.

The Audit Committee is responsible for overseeing the external auditor, and it meets with them every year to review their qualifications and independence. This includes reviewing formal written statements that set out any relationships with Precision that can have an impact on their independence and objectivity.

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The Audit Committee approves the terms of engagement and the auditors’ fees, and pre-approves any permissible non-audit services. Management works with the external auditor every year to develop a list of proposed permissible services that the committee reviews and pre-approves. To ensure independence, the committee prohibits the external auditor from providing certain services, but believes the auditor is best equipped to handle other non-audit services in permitted categories (like tax compliance).

You can find more information about the committee’s policies and procedures in our annual information form for the year ended December 31, 2011. It’s available on our website (www.precisiondrilling.com) and on SEDAR (www.sedar.com) or EDGAR (www.sec.gov), or you can ask for a copy by contacting the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Telephone: 403.716.4500

Facsimile: 403.264.0251

Email: corporatesecretary@precisiondrilling.com

Audit fees

The table below shows the fees billed to Precision and its affiliates for professional services rendered by KPMG, during fiscal 2011 and 2010:

	2011 ($)	2010 ($)
Audit fees	1,943,000	2,038,000
fees billed to us for professional services rendered by KPMG, our external auditor

Audit-related fees	–	–
for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees

Tax fees	361,000	528,000

  for tax compliance services, tax advice and tax planning, including assistance and advice related to preparing income tax returns for us and our subsidiaries, expatriate tax compliance matters and general tax advice

Other fees	36,000	178,000
for translating financial information to French and advice about the application of International Financial Reporting Standards

Total	2,340,000	2,744,000

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Having a ‘say on pay’

The board believes in having a constructive dialogue with shareholders about compensation and other important governance matters and, in 2011, adopted a policy to hold an advisory vote on our approach to executive compensation at every annual meeting of shareholders.

While this is an advisory vote and the results are not binding on the board, the vote is an important part of our ongoing engagement with shareholders about compensation.

The board will take the voting results and other shareholder feedback into account when considering its approach to
compensation in the future. If a significant number of shareholders oppose the resolution, the board will meet with shareholders to understand their concerns and review our approach to
compensation in the context of these concerns.

Please take some time to read the Compensation discussion and analysis starting on page 46.

It explains our approach to compensation, how it aligns with shareholder interests and the different components that make up our executive compensation program.

Over 98% of shareholders approved our approach to executive compensation in 2011.

In 2012, you have the opportunity to vote for or against our approach to executive compensation through the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board, that the Shareholders accept the approach to executive compensation disclosed in Precision’s Management Information Circular delivered in advance of the 2012 Annual Meeting of Shareholders.”

The board recommends that you vote for the resolution.

Other business

If there are amendments or variations to the items of business or other matters that properly come before the meeting, you or your proxyholder has the discretionary authority to vote as he or she sees fit.

As of the date of this circular, we’re not aware of any amendments or variations to the items of business or of any other matters that may properly come before the meeting.

23  |     Precision Drilling Corporation   Management Information Circular

We’re committed to high standards of corporate governance and believe strong corporate governance is fundamental in generating long-term shareholder value. This section discusses our governance policies and practices, and the role and functioning of our board.

25	Our Governance Practices

26	Our philosophy

28	Policies and standards

29	The Board

29	Role of the board

30	Expectations of directors

30	Decision-making and conflicts of interest

30	Strategic planning

30	Risk oversight

31	Talent management and succession planning

32	Assessing the board

33	Board renewal

33	Communicating with the board

33	Board committees

34	¡ Audit Committee

35	¡ Corporate Governance, Nominating and Risk Committee

36	¡ Human Resources and Compensation Committee

24  |     Precision Drilling Corporation   Management Information Circular

Our Governance Practices

Precision is a public company with shares listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE), and is committed to maintaining high standards of governance in a rapidly changing environment. We comply with corporate governance guidelines that apply to Canadian companies listed on the TSX, and the requirements of Sarbanes-Oxley and the NYSE corporate governance standards that apply to us as a foreign private issuer registered with the SEC in the U.S.

Our corporate governance practices meet or exceed the guidelines adopted by the Canadian Securities Administrators (CSA) set out under National Instrument 58-201 – Corporate Governance Guidelines and SEC rules which apply to us.

We monitor regulatory developments and governance best practices as they evolve. We adopt regulatory changes which apply to us as a dual-listed issuer in Canada and the U.S. and incorporate best practices in governance which are appropriate to our circumstances.

Our corporate governance standards include the following:

¡	the majority of our board is independent under applicable laws
¡	non-management directors meet separately from management at every meeting
¡	the board and each board committee has a written mandate or charter
¡	members of each committee are independent under applicable laws
¡	each committee conducts an annual self-assessment survey
¡	the board and each committee track their activities against their charter at each meeting
¡	our internal audit department does ongoing assessments of our internal controls and updates management and the audit committee regularly
¡	the board and committees receive ongoing assessments of risk management
¡	our code of business conduct and ethics applies to all directors, executive officers and employees

The only major difference between our governance practices set by the TSX and the NYSE standards for U.S. domestic companies listed on the exchange relates to shareholder approval of equity compensation plans. We have explained the difference between the NYSE and TSX rules in the corporate governance section of our website (www.precisiondrilling.com/AboutPrecision/CorporateGovernance).

Maintaining high standards

The board reviews our governance principles and evaluates our governance mandates, guidelines, policies and procedures on a regular basis to make sure they are appropriate and we maintain our high standards. The board also monitors regulatory developments in Canada and the U.S. to keep abreast of developments in governance and enhance transparency of corporate disclosure.

Our governance mandates and policies are reviewed regularly. The current documents are posted on our website and include:

¡	the mandate of the board
¡	our corporate governance guidelines
¡	our committee charters
¡	position descriptions for the board chair, each committee chair and the Chief Executive Officer
¡	our disclosure policy
¡	our insider trading policy
¡	our code of business conduct and ethics
¡	a summary of the significant differences between the NYSE corporate governance standards and our governance mandates and policies

25  |     Precision Drilling Corporation   Management Information Circular

The governance disclosure in this circular meets National Instrument 58-101 – Disclosure of Corporate Governance Practices, specific rules adopted by the SEC and Sarbanes-Oxley, NYSE rules and Canadian rules relating to audit committees under National Instrument 52-110 – Audit Committees. The board has approved the governance disclosure in this circular based on the recommendation of the Corporate Governance, Nominating and Risk Committee.

Our philosophy

Operating independently

Having an independent board is critical to effective oversight and good governance.

A director is independent if he doesn’t have a direct or indirect material relationship with us. A relationship is material if it could reasonably be expected to interfere with a director’s judgment or ability to make independent decisions, regardless of any other association he may have.

The board is responsible for determining whether or not each director is independent. It uses criteria that meets the CSA’s standards as set out in National Instruments 52-110, 58-101, National Policy 58-201 and the NYSE corporate governance standards.

The board has determined that eight of the nine nominated directors are independent directors. Mr. Neveu is not independent because he is our President and CEO. Mr. Brian Gibson is an executive officer of AIMCo., which holds a significant interest in Precision. The board has considered AIMCo.’s shareholdings and determined that Mr. Gibson is an independent director under the applicable securities laws for purposes of serving on the board and certain committees, but is not independent for audit committee purposes.

Directors must give the Corporate Governance, Nominating and Risk Committee information about their business and any other relationships they have with us (and our affiliates) and senior management (and their affiliates) when they join the board. They must also advise the committee if there is a material change to their circumstances or relationships that could affect the board’s assessment of independence.

Independent chair

Robert L. Phillips has served as the chair of the board since 2007 and he is a non-executive, independent director. The board has not appointed an independent lead director.

The chair is responsible for the effective functioning of the board and provides leadership to the board, and is also the primary liaison between the board and management. His duties include:

¡	ensuring we adopt and comply with procedures that allow the board to conduct its work effectively and efficiently
¡	setting the agenda for board and shareholders’ meetings
¡	presiding as chair at all board and shareholder meetings, and ensuring there is free and open discussion at each meeting
¡	ensuring the board receives timely and relevant information
¡	ensuring the board reviews and approves corporate strategy developed by management
¡	monitoring the implementation of the strategy
¡	serving as the liaison between the board and management

The board approved a written position description for the chair, and reviews it every year. The position description is in the corporate governance section of our website (www.precisiondrilling.com/AboutPrecision/CorporateGovernance).

In camera sessions

The independent directors meet without management at every regular and most other board and committee meetings. In 2011, there were eight regularly scheduled meetings, four ad hoc meetings and one meeting of an ad hoc committee of the board. Board and committee meetings do not run for a fixed length of time to encourage directors to have open and frank discussions about any issues of concern.

See Board committees starting on page 35 for information about the responsibilities of each committee and their activities in 2011.

26  |     Precision Drilling Corporation   Management Information Circular

Share ownership

Share ownership guidelines help ensure that our directors’ interests are aligned with those of our shareholders.

Each director is expected to own two times their annual retainer in Precision shares by February 2014, or within four years of joining the board (whichever is later). See Director Profiles beginning on page 13 for details.

Serving on other boards

While we don’t have a policy on interlocking directorships, we expect no nominated directors will be serving together on other public company boards at the time of the annual general meeting.

We don’t limit the number of other public company boards our directors can sit on, but the committee discusses our director expectations with potential candidates so they understand the time commitments and expectations before agreeing to be nominated as a director. Members of our Audit Committee can serve on the audit committees of up to three other public companies unless the board decides that serving on more than three will not reduce the director’s ability to serve effectively on behalf of Precision’s shareholders. This restriction is set out in the Audit Committee mandate.

The director profiles starting on page 13 tell you about the other public company boards the nominated directors sit on. Mr. Phillips is a director of a number of public company boards, but he has always met his commitments to the Precision board and attended 100% of our board and committee meetings in 2011. See Unique circumstances addressed by the board on page 22.

Skills and experience

Directors can only be nominated if they have an appropriate mix of skills, knowledge and business experience and a history of achievement. This experience is critical for the board to provide effective oversight and support our future growth.

The Corporate Governance, Nominating and Risk Committee uses a skills matrix to assess the composition of the board and for recruiting new director candidates based on our current and future needs including industry knowledge, financial acumen, leadership skills, in depth exposure to various markets and understanding of our business and our customers. In 2011, the committee engaged an experienced third-party to conduct board, board committee and board chair evaluations. These evaluations, combined with interviews and evaluations conducted by the board chair, will be considered in its ongoing analysis of board composition and areas for enhanced focus and continuous improvement of board skills.

Director orientation, education and development

We believe that director education helps directors maintain skills, gain insights and increase their understanding of our operations and current and emerging issues that affect our business and governance practices.

Our orientation program helps familiarize new directors with our company, the drilling industry and our expectations of directors. New directors have an opportunity to meet with management. They also receive an orientation manual with information about Precision and the industry, our values, our strategic plan, policies and governance guidelines, talent and performance management and succession planning and our annual operating and capital budgets. The Corporate Governance, Nominating and Risk Committee reviews the manual every year so the content is current and appropriate.

Directors also receive continuing education to keep up to date with governance issues and requirements and issues we face in our business. Directors receive presentations at board and committee meetings and also attend webinars, conferences and seminars. Our General Counsel provides quarterly updates on emerging governance and regulatory matters. Management makes the directors aware of conferences and seminars that may be of interest.

In 2012, directors attended conferences held by industry associations in the United States and Canada regarding best practices in corporate governance, transition to IFRS, and risk oversight. As well, we hosted experts in the areas of business continuity and critical risk, strategic planning and global economics. Many directors made site visits to Precision facilities.

27  |     Precision Drilling Corporation   Management Information Circular

Policies and standards

Code of business conduct and ethics

We believe in conducting our affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism.

Our code of business conduct and ethics incorporates these fundamental principles and applies to our directors, executive officers, employees and contractors. Everyone is given a copy of the code, and respecting it is a condition of employment, or term of office in the case of directors.

The code covers the following, among other things:

¡	financial reporting and accountability
¡	confidentiality
¡	conflicts of interest
¡	complying with laws
¡	corporate opportunities
¡	reporting illegal or unethical behaviour
¡	fair dealing
¡	reporting breaches or violations of the code

Every director, executive officer and employee has to acknowledge that they have read, understood and will abide by the code. Every member of the senior management team has to certify every quarter whether they are aware of any breaches of the code.

Our confidential, anonymous hotline promotes a culture of ethical conduct because it allows anyone (at Precision or otherwise) to report suspected illegal, unethical or improper conduct. An independent third party operates the hotline and produces reports for management. Our legal group and internal audit team review the reports and investigate any alleged breaches of the code. Our internal audit team updates the Audit Committee with quarterly reports.

We also conduct training sessions on ethical issues for our employees every year.

Only the board can waive an aspect of the code, and must promptly disclose the details to shareholders, as required by law. To date the board has not waived any aspect of the code, and we have not had to file a material change report relating to a departure from the code.

Disclosure policy

We issue timely, fair and accurate disclosure of all material information relating to Precision to keep shareholders and the public informed about our affairs.

Respecting our disclosure policy is critical to maintaining our integrity, and each director, executive officer and employee has an obligation to make sure we conduct ourselves according to the policy and its objectives. We review the policy regularly and update it as appropriate.

Insider trading policy

We maintain an insider trading policy that:

¡	prevents insider trading
¡	has established a regular black-out calendar
¡	communicates clearly that short-term, speculative or hedging transactions involving Precision shares are prohibited
¡	fulfills our obligations to stock exchanges, regulators and investors

The policy applies to all directors, executive officers and employees, and is reviewed every year by the Corporate Governance, Nominating and Risk Committee.

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Clawback policy

The Human Resources and Compensation Committee assessed clawback requirements in the U.S. and different models for clawing back or recouping compensation, while also considering various employment, enforcement and tax issues relating to clawback provisions. The committee has decided to delay its decision on whether a clawback policy is appropriate for Precision as final rules in the U.S. have not been implemented and governance practices continue to evolve. See Compensation governance on page 40 for more information.

You can find our current policies in the corporate governance section of our website (www.precisiondrilling.com/ AboutPrecision/CorporateGovernance). The code of business conduct and ethics is also available on SEDAR (www.sedar.com).

The Board

Role of the board

The board of directors is responsible for the stewardship of our business and affairs. It oversees the conduct of our business, provides direction to management and ensures that all major issues affecting our business and affairs are given proper consideration.

Our board believes in respect, trust and candour, and fosters a culture of open dialogue. It carries out its responsibilities directly and through its committees. The board has several responsibilities and may delegate matters to its committees, while maintaining proper oversight. The board may also delegate certain responsibilities to management from time to time, as permitted by law.

The board’s duties and responsibilities include:

¡	selecting, evaluating and, if necessary, terminating the CEO
¡	assessing the integrity of the executive officers and ensuring there is a culture of integrity throughout Precision
¡	succession planning, and monitoring the performance and compensation of senior management
¡	adopting an annual strategic planning process that includes approving the strategic plans and monitoring our performance against those plans
¡	approving policies and procedures for identifying our principal risks and overseeing the risk management systems to mitigate those risks
¡	overseeing the integrity of our internal control and management information systems
¡	making decisions about material corporate matters, including those that the board must approve by law or according to regulations

The board’s duties are set out in more detail in the board mandate (see Appendix A).

Overseeing the CEO

The CEO is appointed by the board and is responsible for managing our affairs. His key responsibilities involve articulating our vision, developing and implementing a strategic plan that’s consistent with our vision and focusing on creating value for shareholders.

Our annual objectives become the CEO’s mandate, and they include specific, quantifiable goals. The Human Resources and Compensation Committee reviews the CEO’s annual objectives before recommending them to the board for approval, and assesses his performance against these objectives at the end of the year.

The board has established clear limits of authority for the CEO. These are primarily limitations relating to his financial authority, significant or material transactions and departures from the strategic plan. The CEO is accountable to the board and committees, and the board conducts a formal review of his performance once a year.

The board has approved a position description for the CEO, which is available in the corporate governance section of our website (www.precisiondrilling.com/AboutPrecision/CorporateGovernance).

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Expectations of directors

We expect our directors to:

¡	comply with our code of business conduct and ethics, including our conflict of interest disclosure requirements
¡	develop an understanding of our strategy, business environment and operations, the markets we operate in and our financial position and performance
¡	diligently prepare for each board and committee meeting by reviewing all meeting materials in advance
¡	actively and constructively participate in each meeting, and seek clarification from management and outside advisors when necessary so they fully understand the issues being considered
¡	participate in continuing education programs
¡	participate in our assessment process

We believe that an active and engaged board governs more effectively. We expect our directors to make every effort to attend all board meetings, their committee meetings and the annual meeting of shareholders in person. Directors may participate by phone if circumstances require.

See Meeting attendance on page 23 for details about each director’s attendance record in 2011.

Decision-making and conflicts of interest

The board strives to make all decisions in the best interests of Precision, and considers the interests of our shareholders, customers, employees, suppliers, communities where we operate, the environment, governments, regulators and the general public.

From time to time our directors will face potential conflicts of interest related to our business. Some directors may hold management or director positions with customers or with other oilfield services providers that may be in direct competition with us. Some of them may also be involved with entities that may, from time to time, provide financing or make equity investments in companies that compete with us. Any conflicts are subject to the procedures and remedies set out under the Business Corporations Act (Alberta). If a director finds himself in a position of conflict, he will advise the chair and abstain from participating in any discussions and voting on the matter, or excuse himself from the meeting.

We aren’t aware of any existing or potential material conflicts of interest between us and any nominated director, other than as set out in this circular. See Interests in material transactions on page 75 for more details.

Strategic planning

Management is responsible for developing our strategic plan, and holds a strategic planning session with the board every fall. The two-day meeting is led by an independent facilitator. Management carries out a look-back review and annual review, revises our future five-year strategic plan based on our progress and establishes annual corporate objectives and goals. They also discuss other strategic issues like corporate opportunities and the main risks facing our business. After significant discussion and possible revision, management presents the 5-year strategic plan to the board at this meeting for their review and approval.

The board also holds a budget planning meeting with management every December to review and approve the operating and capital budget for the following year.

Management also presents strategic issues to the board as needed throughout the year.

Risk oversight

We face a variety of risks as part of our business activities including operating risk, financial risk, governance risk, health and safety risk, environmental risk, compensation risk, strategic risk and reputational risk.

The board has overall responsibility for risk oversight and retains oversight for risks not assigned to a specific board committee. Each committee is responsible for monitoring risks in a specific area:

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Committee	Risk responsibilities
Audit	Monitors certain financial risks
Human Resources and Compensation	Oversees compensation risk, talent management risk and succession risk
Corporate Governance, Nominating and Risk	Reviews overall governance and risk management framework

We continually manage and assess risk, review our approach, and provide a comprehensive update to the board and committees quarterly.

Internal controls

The board and board committees are responsible for monitoring the integrity of our internal controls and management information systems.

We enhanced our enterprise-wide quarterly certification process in 2010 to reinforce risk accountability and compliance at all levels of the organization. Senior management reviews the results and reports them to the board.

The Audit Committee is responsible for overseeing the internal controls, including controls over accounting and financial reporting systems. Management gives quarterly reports to the Audit Committee, and the Executive Vice President and Chief Financial Officer presents our financial results and forecasts to the Audit Committee and the board quarterly.

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. This provides reasonable assurance that public reporting of our financial information is reliable and accurate, our transactions are appropriately accounted for and our assets are adequately safeguarded. Management evaluated the effectiveness of our system of internal control over financial reporting and concluded that the system was effective in providing reasonable assurance as of December 31, 2011. KPMG audited our internal controls over financial reporting as of December 31, 2011 and provided an unqualified opinion thereon. In addition, KPMG provided an unqualified opinion on our consolidated financial statements as at and for the years ended December 31, 2011 and 2010.

Compensation risk

We have compensation policies, procedures and a formal decision-making process to help manage compensation risk. The Human Resources and Compensation Committee is responsible for overseeing compensation risk and mitigating risk as much as possible, and the board must approve all decisions affecting the pay of our most senior executives.

In 2011, the committee engaged Mercer (Canada) Limited (Mercer) to conduct a compensation risk assessment to ensure that our compensation policies and practices are sound and that our compensation program does not pose any material risk to the company. Mercer concluded that no material risks were identified in our compensation policies and practices. The committee reviewed the report with Mercer and concurs with Mercer’s conclusion.

See Compensation governance on page 40 for more information about how we manage compensation risk and the risk assessment carried out by Mercer.

Talent management and succession planning

Precision has developed a talent management and succession planning process that applies to all employees. Our objective is to have high performing individuals in key roles across the organization and to ensure we have talented bench strength to fill these roles in the future. We believe in the importance of offering high potential employees career development through meaningful and varied work experiences, mobility and formal development.

Our talent management priorities include:

¡	acquiring and retaining high potential talent early in their career
¡	selective external hiring of seasoned executives and senior managers
¡	identifying and assessing high performers, and developing those with potential
¡	maintaining engagement while monitoring their development to drive high performance and retention
¡	providing high potential candidates with opportunities to present to the board of directors and inviting them to board functions where they can interact with directors and senior executives informally

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Our succession strategy is a blend of promotion from within and recruiting external candidates for key positions as appropriate. This strategy ensures smooth and timely transition at senior levels, minimizes disruptions caused by change in leadership, maintains consistency in business strategy, practices and culture, and at the same time allows for different perspectives and fresh thinking from outside Precision. Developing our people and filling most of the succession placements from within helps retain high potential employees.

Management also focuses their attention below the executive level to ensure there is a well-trained, high-performing pool of talent with a broad range of business and functional experience who contribute to a common collaborative culture and values for building a sustainable, high performing company.

Management provides quarterly updates to the Human Resources and Compensation Committee, and the CEO meets in camera with the committee every year to review the depth of the talent pool and the succession capacity for critical roles in Precision.

Assessing the board

The Corporate Governance, Nominating and Risk Committee assesses the effectiveness of the board, the committees, the chair and the individual directors every year.

Board assessment

In 2011, the board engaged an experienced third-party to undertake a comprehensive review of our board and peer assessment process. This included interviews with each director and certain members of our senior executive about board effectiveness and director interaction, seeking to ensure board skills, director experience and how the board functions as a whole supports our strategic objectives and delivers on its oversight responsibilities. The Chairman of the Board combined this report with the results of his personal interviews with each director and prepared a summary for presentation to the board.

We use the results and input from this recognized expert to focus on continuous improvement in board performance. We develop action plans for issues that require attention, and the committee monitors the process to ensure there is follow through and that results are satisfactory.

The board reviews and approves any proposed changes to the board and committee mandates, and position descriptions of the board and committee chairs.

Committee assessment

Every year each committee completes a self-assessment on its effectiveness in carrying out duties specified in its charter and terms of reference and its performance against pre-determined annual goals.

The chair of each committee sets the annual goals in consultation with his committee members, taking into account our strategic vision, annual business plan and issues our shareholders have raised through our engagement process or their interaction with governance organizations.

Director assessment

The Corporate Governance, Nominating and Risk Committee reviews:

¡	the competencies, skills and personal qualities of each director
¡	the contributions each director made to the effective operation of our board
¡	any significant change in the main occupation of each director

The Chairman of the Board meets with each director to discuss various issues with a particular focus on maximizing the contributions each director makes to the board and committees. The Chairman of the Board uses a checklist to discuss short and long-term goals, and establishes action items so each director can enhance his personal contributions to the board and improve overall effectiveness. He also shares peer feedback as appropriate, and reviews their progress and action items. Each director also offers input on enhancing the effectiveness of the other directors and the board overall.

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The Chairman of the Board discusses the results of the individual evaluations with each committee chair, and summarizes his findings for the committee and the board.

Board renewal

The term of each director expires at the end of the next annual meeting or when their successor is elected or appointed to the board.

We don’t have a mandatory retirement policy.

Nominating directors

The Corporate Governance, Nominating and Risk Committee is responsible for identifying and assessing qualified people against criteria the board has approved. It’s also responsible for recommending nominated directors to be elected at the annual meeting. The committee considers qualified candidates identified by the board, management and shareholders.

The committee considers the qualities and skills our board should have, and assesses each director’s competencies and skills. The committee assesses candidates based on the qualities and skills of the current board, and approaches the strongest candidates to determine their level of interest.

A shareholder may recommend a candidate by submitting the candidate’s name, background, qualifications and experience to our Corporate Secretary. Recommendations will be forwarded to the committee chair, who will present them to the committee for consideration.

Communicating with the board

We’re committed to shareholder engagement and communicating with our shareholders. Shareholders and other interested parties can communicate with members of the board, including the chair and other non-management directors.

Shareholders can contact the board, the Chairman of the Board or any of the directors by writing to:

Precision Drilling Corporation

Suite 800, 525 - 8th Avenue S.W.

Calgary, Alberta T2P 1G1

Attention: Corporate Secretary

Or email: corporatesecretary@precisiondrilling.com

We also expect all of the nominated directors to attend the annual meeting if you wish to speak to them in person.

Board committees

The board established three standing committees to help it carry out its responsibilities more effectively:

¡	Audit Committee
¡	Corporate Governance, Nominating and Risk Committee
¡	Human Resources and Compensation Committee

The board may also create special ad hoc committees from time to time to deal with other important matters. Each standing committee is comprised of independent directors.

Each standing committee has a charter and terms of reference and each committee chair has a position description that is approved by the board (available on our website).

Each committee report on the following pages summarizes its charter, composition, responsibilities and key activities in 2011.

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Audit Committee

The Audit Committee has five members:

¡	Patrick M. Murray (chair)
¡	William T. Donovan
¡	Robert J.S. Gibson
¡	Allen R. Hagerman
¡	Robert L. Phillips

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada and the U.S., and the NYSE corporate governance standards. The board has determined that each member is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE. The board looks at the director’s ability to read and understand the financial statements of an operating business with similar complexity as Precision in determining whether a director is financially literate. Mr. Donovan, Mr. Hagerman and Mr. Murray are the Audit Committee’s financial experts because of their training and expertise, and they meet the necessary requirements.

The committee has three main areas of responsibility:

Financial reporting Oversees the quality and integrity of financial reporting	The committee reviews the following and recommends them to the board for approval: ¡ annual audited financial statements and MD&A ¡ quarterly financial statements and MD&A.

Internal control systems Oversees the quality, integrity and performance of our internal control systems for finance and accounting, our internal audit function and our disclosure controls

The committee receives reports on the following every year:

¡  our disclosure controls and practices

¡ our internal controls over financial reporting

¡  the timetable and process for the CEO and CFO to certify the accuracy of our quarterly and annual securities filings

External auditor Oversees the external auditor (currently KPMG LLP)

The committee reviews the external auditor’s annual audit plan, fees, performance and independence.

The committee must pre-approve all services that the external auditor provides to make sure they remain independent.

The committee is also responsible for overseeing:

¡	compliance with laws and regulations relating to financial reporting
¡	compliance with the provisions of the code of business conduct and ethics relating to financial reporting matters
¡	certain financial risks delegated by the board

You can find more information about the Audit Committee in our annual information form, which is incorporated by reference in this circular and filed on SEDAR (www.sedar.com).

2011 highlights

The committee carried out all matters within its mandate for the year. Highlights include:

¡	overseeing the first year of reporting under International Financial Reporting Standards (IFRS)
¡	reviewing reports related to Sarbanes-Oxley Act and ongoing compliance activities
¡	ensuring the finance department had the organization and the individual personnel required in order to meet increasing demands and complexity
¡	overseeing a transition to a new Director, Audit Services
¡	reviewing and updating the financial modelling we use to assess and measure returns on capital expenditure investments

The committee met seven times in 2011, and met without management present at every meeting. It met separately with KPMG and the Director, Audit Services at every meeting which they attended.

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Corporate Governance, Nominating and Risk Committee

The Corporate Governance, Nominating and Risk Committee has five members:

¡	Robert J.S. Gibson (chair)
¡	William T. Donovan
¡	Brian J. Gibson
¡	Kevin O. Meyers
¡	Robert L. Phillips

The committee is responsible for overseeing compliance with current and emerging governance requirements, and developing and implementing best governance practices.

Board operations Oversees the board operations from a governance perspective

The committee:

¡  assesses the size and composition of the board

¡ assesses the number of committees and their composition and mandates

¡  ensures directors have access to continuing education programs

¡ oversees directors’ compliance with our code of business conduct and ethics

Board and director assessment Assesses the overall effectiveness of the board and committees

The committee:

¡  develops and implements an evaluation process

¡ assesses skills appropriate for an effective board and identifies skills we should recruit for when making changes to the board

¡ maintains a succession plan for the board that meets our needs and the interests of shareholders

Corporate governance principles Carries out corporate governance initiatives

The committee:

¡  evaluates our approach to corporate governance, to ensure we continue to comply with corporate governance requirements and assess and implement evolving good governance practices

¡  reviews key corporate policies including the code of business conduct and ethics, and insider trading and disclosure policies

¡  reviews the board’s mandate, committee charters and position descriptions of the board and committee chairs

Performance risk management Ensures the organization actively evaluates its business risks

The committee:

¡  evaluates our approach to enterprise risk management, to ensure we assess risks which may impede our business goals

¡  reviews processes in place to mitigate risks and manage risks to within acceptable tolerances, as established by management and reviewed with the committee

2011 highlights

The committee carried out all matters within its mandate for the year. Highlights include:

¡	enhancing our enterprise risk management process
¡	assessing our needs in light of changes among directors and seeking new candidates to fill vacancies
¡	overseeing the orientation of Mr. Gibson and Dr. Meyers as new directors
¡	engaging an external expert to undertake the board assessment and peer review
¡	reviewing the composition of the committees and chairs, responsibilities of the chairs and the committee self-assessments
¡

discussing developments in Canadian and U.S. regulatory and legal governance best practices, and reviewing how our practices align with the recommendations of the Canadian Coalition for Good Governance

The committee met five times in 2011, and met without management present at every meeting.

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Human Resources and Compensation Committee

The Human Resources and Compensation Committee has five members:

¡	Frederick W. Pheasey (chair)
¡	Allen R. Hagerman
¡	Stephen J.J. Letwin
¡	Kevin O. Meyers
¡	Robert L. Phillips

The committee is responsible for human resources and compensation governance and all matters relating to executive and director compensation.

Executive compensation

Consults with management and seeks advice from an independent external consultant to develop our general philosophy on compensation, and reviews all compensation policies and programs for our executives and recommends them to the board for approval

The committee’s review and recommendations include:

¡  the CEO’s and the other executive officers annual corporate goals and objectives

¡ the CEO’s performance against those goals and objectives

¡ the compensation for the CEO based on the committee’s assessment

¡  the compensation for the executive officers based on the CEO’s evaluations

¡ employment contracts with the executive officers

The committee is also responsible for assessing compensation risk and overseeing the development and implementation of compensation programs, including any incentive and equity-based plans.

Director compensation Develops a director compensation package with advice from an independent external consultant	The committee: ¡ reviews director compensation every year ¡ recommends director compensation to the board for their review and approval

Talent management and succession planning Monitors succession planning for the CEO and other key roles

The committee:

¡  reviews the succession planning process for the CEO, senior executives and all key positions

¡ identifies replacements to immediately step into those positions in an emergency situation

¡ also identifies other candidates with potential to fill senior executive and other key positions and oversees their development within our talent management system

Other major Human Resources programs

The committee is also responsible for overseeing the development and implementation of the following programs:

¡  attraction, recruitment and retention

¡ employee development, including performance management, training and development and talent management

¡ pension and benefits

The committee is also responsible for reviewing and approving compensation disclosure prepared by management for this circular.

2011 highlights

The committee carried out all matters within its mandate for the year. Highlights include:

¡	engaging an independent consultant for the committee and a separate independent consultant for management
¡	conducting an independent review of the competitiveness of our executive compensation programs
¡	conducting a compensation risk assessment
¡	overseeing the continuing development of our performance management program
¡	overseeing our talent management and succession planning processes throughout Precision
¡	monitoring compensation, governance and disclosure best practices and trends

The committee met five times in 2011, and met without management present at every meeting.

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We believe in ‘pay for performance’, and it’s a fundamental component of our compensation programs. We strive to have compensation programs that support our strategic objectives and drive High Performance, High Value services to our customers and create shareholder value over the long term.

This section discusses compensation governance, our director and executive compensation programs, and the decisions affecting executive pay for 2011 and 2012.

38	Compensation Governance
41	Director Compensation
41	¡ Compensation discussion and analysis
41	Approach
42	Components
43	¡ 2011 compensation details
43	Director compensation table
44	Executive Compensation
44	¡ Compensation discussion and analysis
44	Overview
46	Share performance
47	Approach
51	Components
57	Executive compensation decisions for 2011 and 2012
62	CEO compensation
65	¡ 2011 compensation details
65	Summary compensation table
67	Incentive plan awards
68	Equity incentive plan information
69	Retirement benefits
70	Termination and change of control

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Compensation Governance

As a standing committee of the board, the Human Resources and Compensation Committee is responsible for compensation governance and all matters relating to executive and director compensation.

The committee recommends all executive and director compensation policies and programs to the board for approval. It also recommends the compensation of our CEO and other senior executives to the board, and reviews and approves the compensation disclosure in this circular.

The committee includes five members:

¡	Frederick W. Pheasey (chair)
¡	Allen R. Hagerman
¡	Stephen J.J. Letwin
¡	Kevin Meyers
¡	Robert L. Phillips

All five members have broad business and sector experience, and Mr. Pheasey, Mr. Letwin and Mr. Phillips also have CEO experience. Mr. Phillips and Mr. Hagerman have strong financial backgrounds. Mr. Letwin and Dr. Meyers have customer and senior executive experience as well as other board experience. Dr. Meyers is also a member of a compensation committee of two other public companies, Mr. Phillips has compensation experience as a member of the compensation committee of five other public companies and Mr. Hagerman sits on the compensation committees of two significant not-for-profit organizations.

See page 13 for more information about the directors background and experience and page 38 for information about the committee’s responsibilities and its key activities in 2011.

Formal decision-making process

The committee fully recognizes the growing attention investors and other stakeholders are devoting to compensation issues, and uses a formal process for reviewing compensation programs and making recommendations to the board based on our pay for performance philosophy. All decisions about executive pay must be approved by the board.

Managing compensation risk

The committee recognizes its critical role in managing compensation risk as part of its overall duties and responsibilities. It mitigates risk in several ways:

¡	reviews market data with its independent consultant every year to ensure our compensation remains competitive
¡	reviews the performance measures under the incentive plans every year
¡	reviews the components of our compensation programs every year
¡	monitors governance issues and industry developments

In response to Canadian regulatory requirements and increasing attention on governance practices in general, in 2011 the committee undertook a compensation risk assessment to support its oversight activities and review of the implications of risks associated with our compensation programs and practices. It engaged Mercer to conduct a formal, independent risk assessment of our compensation program overall and the individual plans and components. Mercer conducted its assessment in seven key areas:

Pay mix

Executive compensation includes fixed and a significant portion of variable pay. We maintain an appropriate balance between short and long-term incentives and the type of award (including time and performance-based vesting, and option and share-based awards). Long-term incentives account for more than half the total compensation of our senior executives.

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Incentive plan funding

While our variable incentive plans are not directly linked to our ability to pay, the payout curves under the short-term incentive plan and the Performance Share Unit plan (PSU) plan are not highly leveraged. We use absolute and relative measures to assess performance, and have established threshold levels of performance under our short-term incentive plan as well as the PSU plan.

Performance period

Performance periods vary among the different incentive plans and the NEOs participate in variable incentive plans that have time horizons ranging from one to seven years depending on the plan.

Performance measures

Performance measures also vary across the different incentive plans. Under our short-term incentive plan, there is no over reliance on a single measure and the award is based on corporate and individual performance to balance performance assessment and risk taking and promote collaboration. Under our PSU plan, we measure total shareholder return (TSR) performance relative to a group of companies over a three-year period.

Pay for performance

The committee assesses performance under each plan separately according to the structure of each plan, its performance metrics versus its actual results. There is directional alignment between relative pay and relative performance. The committee can use discretion to increase or decrease the short-term incentive plan award in light of our actual performance for the year and any extenuating circumstances.

Amount of incentive payouts

The incentive plans are structured so payouts are not excessive, and the committee can use its discretion to increase or reduce awards in light of actual performance and any extenuating circumstances. Total payouts under all incentive plans are a manageable percentage of our ability to pay.

Plan governance and risk mitigation

We have instituted a formal annual goal setting process. The committee approves the financial and operational metrics for the short-term incentive plan and the performance peer group for the PSU plan. The committee approves the individual objectives for the CEO and reviews the individual objectives for each executive officer. Our code of business conduct and ethics governs all behaviour at Precision, and our insider trading policy prohibits anyone from hedging Precision securities.

Mercer concluded that no material risks were identified in our compensation policies and practices. The committee reviewed the report with Mercer and concurs with Mercer’s conclusion.

The committee has assessed clawback requirements in the U.S. and different models for clawing back or recouping compensation, while also considering various employment, enforcement and tax issues relating to clawback provisions. The committee has decided to delay implementation of a policy as final rules in the U.S. have not been implemented and governance practices continue to evolve.

Operating independently

All committee members are independent, and the committee reports to the board and operates independently of management. It also meets without management present at every committee meeting.

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Independent advice

The committee recognizes the value of seeking third party, independent advice on compensation matters, and has worked with Mercer since 2006. Mercer’s activities involve reviewing the competitiveness of pay levels, issues and risks relating to executive compensation design, insights into market trends and advice on technical matters. The committee pre-approves all services to be provided by Mercer to make sure they remain objective and independent.

Mercer’s work in 2011 included the following:

¡	providing market data for benchmarking compensation, industry trends and issues
¡	reviewing the compensation and PSU comparator groups
¡	reviewing the appropriateness of the financial and operational metrics and the removal of the 2.5% EBIT cap for the short-term incentive plan
¡	reviewing the removal of the discretionary threshold on average return on capital for the 2011 PSU plan
¡	reviewing compensation for the NEOs and other senior executives and advising as appropriate
¡	advising on governance matters relating to compensation
¡	reviewing the executive compensation discussion and analysis for this circular
¡	conducting a compensation risk assessment
¡	review of our TSR performance under our PSU plans
¡	attending Human Resources and Compensation Committee meetings, as required

The table below shows the total consulting fees paid to Mercer over the last two years.

Year	Executive compensation-related fees (Human Resources and Compensation Committee)	All other fees (pension and benefits consulting)
2011	$130,987	$90,947
2010	$85,000	$58,000

From time to time, management seeks independent advice on human resources and compensation matters, and engages Towers Watson for these services. Using a different external consultant from the committee ensures impartiality and avoids any conflicts of interest.

Strong governance foundation

The Human Resources and Compensation Committee is satisfied that:

¡

our compensation policies and practices do not encourage our executives or any other employees to take inappropriate or excessive risks and are not reasonably likely to have a material adverse effect on the company

¡	we have the proper policies and practices in place to identify and mitigate potential risks facing the company

The committee continues to assess various governance issues and industry developments to make sure our practices and policies are appropriate and effective.

Last year the board adopted a policy to hold a non-binding advisory vote (“Say on Pay”) on our approach to executive compensation, which supports our commitment to shareholder engagement. In 2011, over 98% of shareholders approved our approach to executive compensation.

As a matter of principle, the committee does not gross-up incentive awards to account for withholding taxes. It also does not backdate or re-price stock options.

The committee can also use discretion when making compensation recommendations to the board, to ensure it’s making the best decisions based on company performance and the interests of our shareholders and that we adhere to the overall objectives of our compensation programs.

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Director Compensation

Compensation discussion and analysis

This section describes our director compensation program in 2011, including how compensation is set, the 2011 director compensation table and the different components of our director compensation program.

Approach

We offer director compensation that’s fair and competitive so we can attract high quality directors to our board.

The Human Resources and Compensation Committee reviews director compensation every year using published compensation surveys for reference. It also seeks independent advice from the external consultant every few years as part of this process.

Compensation is generally set at or slightly below the median of a comparator group of public companies that includes drilling and well servicing companies in the broader oilfield services industry (see page 51). We do not offer performance based compensation for directors. There were no changes to director compensation in 2011.

Our CEO does not receive director compensation because he is compensated in his role as President and CEO.

Share ownership

We require our directors to have an ownership stake in the company so their interests are aligned with those of our shareholders.

Each director is expected to own Precision shares equal to at least two times their annual retainer. The board increased it to this level in February 2010 after reviewing the ownership guidelines of companies that are similar to us in size and structure. Directors must meet the guideline by February 2014 or within four years of joining the board (whichever is later).

Only shares held directly, or beneficially through a nominee, and deferred share units (DSUs) count towards meeting the share ownership guidelines. We use the higher of the actual purchase cost or the current market price to value shares in order to calculate the ownership levels. (Market value is calculated using $10.80, the closing price of our shares on the TSX on March 15, 2012.) See page 44 for more information about our DSU plans.

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Components

Director compensation is cash and equity based, and includes four components:

¡	annual retainer
¡	meeting fees
¡	travel fees
¡	other

The table below shows the 2011 fee schedule for directors.

2011 ($)
Annual retainer
Chair of the board	60,000 in DSUs + 165,000
Audit Committee chair	15,000
Other committee chairs	7,500
Board member	60,000 in DSUs + 40,000
Audit member	7,500
Other committee member	3,750

Meeting fees
Board meeting	1,250
Audit Committee meeting	2,500
Other board committee meetings	1,250

Travel fees
To attend board and committee meetings outside the director’s home country	1,000

Other
Reimbursement of expenses while performing board duties	Determined as circumstances require

Directors automatically receive a portion of their fees in deferred share units (DSUs). Of the balance of their retainers and fees, a director may choose to receive all, half or none in DSUs.

We maintain separate DSU accounts for each director. Fees are paid quarterly, and we use the weighted average closing price of Precision shares on the TSX for the five trading days immediately following the payment date (generally the last business day of each quarter) to calculate the number of DSUs to grant.

DSUs vest immediately. When the director retires from the board, he can redeem them, either for cash or Precision shares (at our sole discretion, as long as there is a public market for Precision shares). The shares are either purchased on the open market by an independent broker, using the cash (after deducting applicable withholding taxes) that would otherwise have been paid to the director, or issued by us from treasury at a subscription price per share equal to the fair market value of Precision shares.

About DSUs

A deferred share unit (DSU) is a phantom unit equal to the fair market value of a Precision share and it is settled in cash or shares after the director retires.

A new DSU plan was approved by shareholders in May 2011 and came into effect January 1, 2012.

Directors received units under the old plan until the end of 2011. See Equity incentive plan information on page 70 for more information about the prior plan.

Directors can receive a lump sum payment or two separate payments anytime up until December 15 of the following year, as long as the dates don’t fall within a blackout period. If the Director does not specify a redemption date, DSUs issued under the new plan will be redeemed on a single date, six months after the termination date. We calculate the cash amount by multiplying the number of DSUs by the weighted average closing price of Precision shares on the TSX for the five trading days immediately prior to the payout date, and then deduct any withholding taxes that apply.

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If a director becomes an employee of Precision or an affiliate, he can no longer participate in the DSU plan as of that date, but can participate again when his employment ends.

DSUs cannot be transferred or assigned to another person, other than certain rights that pass to a director’s beneficiary or estate when they die (according to the terms of the plan). The committee can also grant discretionary DSUs to directors for services on the board, but hasn’t done so to date.

The Human Resources and Compensation Committee and the board review the DSU plan periodically to ensure it continues to meet our business objectives and remains competitive.

2011 compensation details

The table below shows the fees we paid our independent directors for the year ended December 31, 2011. Mr. Phillips receives a higher retainer because of his increased duties and responsibilities as Chairman of the board. Messrs Dunn, Felesky and Turbidy retired from the board in 2011, and Mr. Brian Gibson and Dr. Meyers were appointed to the board in 2011.

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
William T. Donovan	91,250	60,000	–	–	–	6,000	157,250
W.C. (Mickey) Dunn (1)	28,475	21,758	–	–	–	–	50,233
Brian A. Felesky, CM, Q.C. (2)	–	15,469	–	–	–	–	15,469
Brian J. Gibson (3)	–	–	–	–	–	–	–
Robert J.S. Gibson	55,000	100,000	–	–	–	1,000	156,000
Allen R. Hagerman	37,500	110,117	–	–	–	–	147,617
Stephen J.J. Letwin	Nil	126,250	–	–	–	1,000	127,250
Kevin Meyers (4)	5,000	26,875	–	–	–	4,750	36,625
Patrick M. Murray	50,000	100,000	–	–	–	6,000	156,000
Frederick W. Pheasey	Nil	127,500	–	–	–	–	127,500
Robert L. Phillips, Q.C.	227,500	60,000	–	–	–	1,000	288,500
Trevor M. Turbidy (5)	–	62,479	–	–	–	4,000	66,479

Notes:

(1)	Mr. Dunn retired effective May 11, 2011.
(2)	Mr. Felesky retired effective February 14, 2011.
(3)	Mr. Gibson was elected on May 11, 2011.
(4)	Dr. Meyers was appointed on September 26, 2011.
(5)	Mr. Turbidy retired effective June 12, 2011.

Share-based awards is the portion of the annual retainer, meeting and other fees received as DSUs, based on $13.05, $13.36, $9.33 and $10.50, in accordance with the terms of our DSU plan. Messrs Dunn, Felesky and Turbidy received a portion of their DSUs based on $13.35, $10.94 and $12.95 respectively, based on the dates of their retirement.

All other compensation includes a travel stipend of $1000 paid to directors for each meeting held outside their home country. In addition, Mr. Meyers earned $3,750.00 for attending 3 Management Safety Council Meetings as the board’s representative.

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Executive Compensation

Compensation discussion and analysis

Overview

This section describes our executive compensation program for 2011, our performance, and the key decisions affecting executive pay for the year for our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated officers:

¡	Kevin A. Neveu, President and Chief Executive Officer (CEO)
¡	Robert J. McNally, Executive Vice President and Chief Financial Officer (CFO)
¡	Douglas J. Strong, President, Completion and Production Services
¡	Gene C. Stahl, President, Drilling Operations
¡	Niels Espeland, President, International Operations

This report was prepared by management and reviewed and approved by the Human Resources and Compensation Committee.

2011 Performance highlights

Our strategy is to create shareholder value through strategic growth. We seek to add value through high return investments and by providing superior customer service in all of our business lines. Our high return investments include organic growth in high performance areas, diversification of our business mix and through strategic acquisitions.

Our financial performance strengthened throughout 2011 with growth of 36% in annual revenue and growth of 60% in earnings before income taxes, other items, loss on asset decommissioning and depreciation and amortization (EBITDA) over levels achieved in 2010.

Increased activity, improved pricing and margins and the outcome of pursuing growth organically and by acquisition all contributed to our growth in revenue and cash flow in 2011. We added new built rigs throughout 2011 and completed the acquisitions of two directional drilling companies, one in the U.S. and one in Canada. We continued to strengthen our liquidity position by improving our balance sheet and completing two financing transactions in 2011. We also improved our term contract position by adding new build and upgraded rigs to our drilling rig fleet, increasing the proportion of active rigs under contract from 50% in the fourth quarter 2010 to 63% in the fourth quarter of 2011.

We also delivered on the three strategic priorities we highlighted at the beginning of 2011:

¡	delivering High Performance, High Value services to drill the technically challenging wells of today’s unconventional resource plays
¡	pursuing an intense focus on organic growth
¡	improving our financial flexibility to ensure we could capitalize on growth opportunities

Even with strong financial performance, and our higher revenues and EBITDA in 2011, our TSR was only 7% for the year. Market concerns over the global debt situation and worldwide economic growth reduced stock prices for most oilfield service companies significantly in the second half of 2011.

We continue to believe that our strategic objectives are sound and that striving to achieve sustained long-term growth, while not putting the company at risk, should continue to deliver long-term value for our shareholders. We did, however, deliver significant TSR to shareholders over the past 32 months due to our organic and acquisition growth strategy, which led to annual increases in revenue and EBITDA over the past several years.

You can find more information about our 2011 performance in our 2011 MD&A, available on our website (www.precisiondrilling.com), on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

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Key compensation decisions

Our strong performance in 2011 is a reflection of a clear, articulated strategy, sound objectives to measure our progress and excellent leadership over time. Since Mr. Neveu was appointed CEO in 2007, he has focused on building a strong future for Precision, developing a dynamic collaborative culture focused on customer service and the safety and retention of our employee’s.

Our solid results underpin the compensation decisions for our NEOs, recommended by the Human Resources and Compensation Committee in consultation with Mercer and approved by the board.

Base Salaries

¡	in March 2011, NEOs (other than Mr. Espeland) received an increase in base salary of 2%. This compares to an average 3% increase for eligible employees across the company
¡	in March 2012, NEOs (other than Mr. Espeland) received a 3% increase. This compares to an average 4.4% increase for eligible employees across the company

Short-term incentive plan

¡

reviewed the design of the short-term incentive plan and determined that it was appropriate to remove the 2.5% EBIT cap to ensure awards are aligned with performance achieved against pre-determined corporate financial and operational metrics as well as an assessment of individual performance

¡

based on the committee’s assessment of our corporate performance against the pre-determined financial and operational metrics that make up the STIP scorecard, the funding of the corporate component for the 2011 short-term incentive plan was 91.5% out of a potential 150%

¡	based on the performance assessments made by our CEO, and recommended to the committee, individual performance for the NEO’s ranged from 37.5% - 50% out of a potential 0 – 50%
¡	incentive payouts increased this year as a result of strong performance against the operational and financial metrics and removal of the 2.5% EBIT cap

Long-term incentive plans

¡

reviewed the design of the PSU Plan and determined that, for the 2011 PSU grants, it was appropriate to remove the discretionary threshold on average return on capital which may reduce the payout to the participant by one-half if the threshold is not attained, and to continue to measure our relative TSR performance against a peer group as the sole metric

¡	increased at-risk compensation for the CEO, CFO, President, Drilling Operations and President, Completion and Production Services, by approving 2011 LTIP grants consisting of 50% Options and 50% PSUs
¡	approved a 2011 target total direct compensation package for the CEO, of which approximately 80% is considered at-risk
¡

on December 31, 2011 the 2009 PSU award vested, making it the first PSU award payable since the introduction of the plan. Over the 32-month performance period we delivered TSR of 108%, positioning us at the 97th percentile of our peer group, resulting in a 2x times performance multiplier

¡	approved the payout of vested restricted share units (RSUs) under the 2009, 2010 and 2011 awards
¡	approved 2012 LTIP grants consisting of 50% Options and 50% PSUs for all NEOs, all of which is considered at-risk compensation
¡	approved a 2012 target total direct compensation package for the CEO, of which approximately 80% is considered at-risk
¡	approved changes related to the vesting date and termination provisions for the PSU and RSU plans to align more closely with our annual grant cycle
¡	approved changes to the performance comparator group for the PSU plan

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Share performance graph

The graph below shows our total shareholder return over the last five years assuming $100 was invested in Precision shares (units) on December 31, 2006 and reinvestment of dividends (or distributions) over the period. It compares our TSR to the total return of the S&P/TSX Composite Index (S&P/TSX), the S&P/NYSE Composite Index (S&P 500) and the Philadelphia Stock Exchange Oil Service Sector Index (OSX).

	Dec ’06	Dec ’07	Dec ’08	Dec ’09	Dec ’10	Dec ’11
Precision (PD: TSX)	100	61	45	35	44	48
Precision (PDS: NYSE)	100	71	44	39	52	55
S&P/TSX	100	110	74	99	117	107
S&P 500	100	105	66	84	97	99
OSX	100	151	61	98	123	108

Market environment

¡

TSR declined significantly following the Canadian federal government’s decision on October 31, 2006 to tax income trusts, and in the second half of 2007, consistent with the decline of the broader markets.

¡

Drilling activity gained significant momentum in mid-2008 spurred by high oil and natural gas prices that peaked and then retreated sharply with the global banking crisis, triggering lower demand expectations for energy services.

¡

In 2009 we, like the oilfield services sector generally, experienced one of the sharpest downturns and lowest levels of activity for oilfield services in recent history. The downturn in the land drilling market bottomed in mid-2009 and began showing signs of improvement towards the end of the year. Our acquisition of Grey Wolf, Inc. which was agreed to prior to the global banking crisis and completed in late 2008, substantially increased our long-term debt and the interest rate on that debt. This, combined with the rights offering which had a dilutive effect on our shares at an inopportune time, had an adverse effect on investors’ perception of the value of our shares.

¡

Our strong performance in 2010 exceeded most of the financial and operational targets set at the beginning of the year, demonstrating an exceptional recovery from the severe global economic down turn and financial challenges of 2009.

¡

We achieved exceptional financial and strategic results in 2011, with all financial measurements significantly above expectations set at the beginning of the year. We were also successful in contracting 42 new rig build contracts in the U.S. and Canada during 2011. Several key strategic initiatives were also accomplished during the year, including significant development of our directional drilling business and finalization of a long-term contract for three drilling rigs in Saudi Arabia. However, Precision’s financial and strategic successes were largely overshadowed by broad market concerns over a slow economic recovery in the U.S., the European debt crisis and general macro economic concerns.

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Compensation Trend

Of our five NEOs, only Mr. Strong and Mr. Stahl have been employees of Precision throughout the entire five-year period. Mr. Neveu was appointed our CEO in August 2007, Mr. McNally was appointed CFO in July 2010 and Mr. Espeland joined Precision in November 2011 as President, International Operations.

While the total compensation for our NEOs has generally moved in tandem with our TSR from 2007 to 2011, a direct correlation between TSR and the aggregate compensation earned by the NEOs is not possible given that base salary and the short-term incentive program are independent of Precision’s share price.

¡

For 2007 and 2008, only the 25% retention portion of the long-term incentive awards was paid out as our performance did not meet the aggressive threshold criteria over the 3-year performance period of each plan

¡

In early 2009, in response to the significant decline in the Trust Unit price and the need for Precision to conserve cash to repay debt, Mr. Neveu declined to accept his earned 2008 short-term incentive award of $571,000 and Mr. Strong accepted a reduced award. In addition, we did not increase the salaries for any of the NEOs

¡

In late 2009 and early 2010, our share price started to recover. In order to reflect the increased scope and responsibilities for some of our NEOs and to enhance the alignment with our compensation philosophy, we increased base salaries for selected executives, including our CEO who was significantly below the 25th percentile of our compensation comparator group at the time.

¡

In early 2011, we approved a 2% salary increase for each of our NEOs, excluding Mr. Espeland who joined us late in 2011. As a result of our strong operational and financial performance and removal of the 2.5% EBIT cap, short- term incentive awards for 2011 increased significantly relatively to prior years, but long-term incentive grant values remained largely the same as in 2010.

Cost of management ratio

The table below shows the total compensation cost for our NEOs for the last three years compared to the growth in our market capitalization:

	2009	2010	2011	3-year total
Total cost (in $millions)	11.7	10.1	9.5	31.3
Growth in market capitalization (in $millions)	500.5	538.8	252.2	1,291.5
As a % of growth in market capitalization	2.3%	1.9%	3.8%	2.4%

Approach

Our compensation programs are designed to attract, motivate and retain our executive team to deliver High Performance, High Value services to our customers and value to shareholders over the long term.

A key part of ensuring our success is our ability to attract and retain high performing executives and foster a ‘pay-for-performance’ culture throughout Precision.

We focus on creating compensation opportunities that are competitive and in line with shareholder interests and reward strong corporate, collaborative and individual performance, without subjecting us to excessive or unnecessary risk. We believe in programs that relate directly to our financial performance and strength and that our shareholders and regulators consider fair and reasonable.

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Our compensation programs:

¡	support the achievement of our short and long-term strategic objectives
¡	align the interests of our executives and shareholders with a focus on increasing shareholder value
¡	incorporate a mix of corporate and individual objectives and collaborative effort to support our values and culture
¡

create a clear and direct link between compensation and achieving business objectives by offering an appropriate mix of fixed and variable pay, competitive with the market, and tying future income to our share performance

Executives participate in the same compensation programs as our other salaried employees, but have a higher weighting towards at-risk pay.

Benchmarking

We benchmark compensation levels using a comparator group of public companies that we compete with for executive talent.

We set targets for base salaries at or slightly below the median. The short-term incentive accounts for approximately 20% of total compensation while long-term incentives account for 50 to 60% depending on the position of the NEO. Targets for total compensation (including base salary and short and long-term incentives) are set at the median (50th percentile) for typical or median performance, and at the 75th percentile or higher for exceptional corporate and individual performance.

Total compensation for each executive is based on performance, leadership and management skills, experience and education, combined with succession planning considerations, competitive pressures and internal equity.

About the comparator group

In conjunction with Mercer, we review the results of compensation forecast surveys and benchmark our executive compensation program to our compensation peer group as part of our analysis and assessment to make sure our compensation is fair and competitive. We also benchmark our compensation internally to make sure we are balanced in our decision making.

The comparator group includes contract drilling, well servicing and offshore drilling companies and companies from the broader oilfield services industry, based on the following factors, which provide a reasonable indicator of the complexity of each company:

¡	revenue
¡	EBITDA
¡	assets
¡	total employees
¡	market capitalization
¡	enterprise value
¡	geographic footprint
¡	complexity of service offerings

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The comparator group of companies and their associated data points compiled based on public information are shown below:

All values shown in CAD$ millions

Company Name	Revenue ($) (1)	EBITDA ($) (1)	Assets ($) (2)	Employees (2)	Market Cap. ($) (3)	Enterprise Value ($) (3)
Helmerich & Payne	2,544	1,004	5,004	8,724	6,253	6,223
Patterson-UTI Energy Inc.	2,347	877	3,987	7,000	3,110	3,510
Ensco PLC-ADR	2,250	1,003	17,650	3,725	10,821	15,466
Complete Production Services	2,097	551	2,121	6,572	2,661	3,102
Trican Well Service Ltd.	2,050	526	2,103	4,099	2,576	2,868
Superior Energy Services Inc.	1,947	524	3,484	5,700	2,271	3,044
Ensign Energy Services Inc.	1,716	444	2,957	6,730	2,490	3,134
Key Energy Services Inc.	1,688	326	2,469	9,200	2,332	3,059
Flint Energy Services Inc.	1,482	94	965	8,843	613	756
Rowan Cos Inc.	1,123	375	6,759	5,217	3,791	4,046
Unit Corp.	1,115	570	3,165	1,888	2,234	2,538
Basic Energy Services Inc.	1,102	278	1,396	4,500	837	1,539
Trinidad Drilling Ltd.	736	237	1,605	2,772	939	1,526
Parker Drilling Co.	679	228	1,308	2,011	839	1,223
Hercules Offshore Inc.	665	162	2,054	2,200	612	1,327
Pioneer Drilling Co.	661	174	947	2,550	597	817
75th %ile	2,061	555	3,609	6,798	2,773	3,228
50th %ile	1,585	410	2,295	4,859	2,302	2,956
25th %ile	1,010	235	1,553	2,717	839	1,476
Average	1,513	461	3,623	5,108	2,686	3,386
Precision Drilling Corporation	1,951	695	4,428	6,584	2,899	3,660

Notes:

(1)	Trailing 12-month revenue and EBITDA.
(2)	Most recently reported assets and number of employees.
(3)	Market capitalization and enterprise value based on public information available as at December 31, 2011.

The current peer group consists of companies the committee believes we compete with for talent, market share and customers. We also look to these companies to assess compensation trends and market practices. The committee reviews the composition of the comparator group each year to ensure it remains appropriate for compensation planning purposes. Specifically, the committee reviews the size of Precision compared to each of the companies based on the factors listed above. Mercer assists the committee in reviewing company proxy materials, and gathering third party compensation surveys and relevant data from other similar size companies in the energy sector (by revenue) if compensation data for equivalent executive positions isn’t available in the proxy materials.

We also use a comparator group to measure relative TSR performance under our PSU plan. This group is somewhat different because it includes companies we compete with for investors. The committee also reviews the composition of this group at the beginning of each year. (See page 56 for details.)

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Our decision-making process

The CEO participates in the compensation design process by recommending to the committee specific performance targets for the executive officers at the beginning of each year.

At the end of the year, the CEO submits a self-evaluation of his own performance against his personal objectives and business targets that were agreed to by the committee and the board at the beginning of the year. The committee assesses the CEO’s leadership, execution of our short and long-term business plans, his performance against the CEO position description and his self-evaluation of his personal objectives and business targets. The committee also consults with Mercer and reviews the positioning of the CEO’s compensation against the comparator group.

The committee then recommends the CEO’s compensation to the board for approval.

Each executive officer completes a self evaluation of their personal objectives and business targets established at the beginning of the year. The CEO reviews the self evaluation of each executive officer and assesses their leadership in advancing our short and long-term strategic plans. The Senior Vice President, Corporate Services assists the CEO in developing the recommendations and supporting materials for the committee.

The board approves all compensation decisions for our senior executives (our CEO, CFO, Presidents and Senior Vice-Presidents, which includes the NEOs).

Share ownership

We have share ownership guidelines to align our executives’ interests with those of our shareholders. The board increased these guidelines in February 2010, and executives have five years to meet the new requirements.

We calculate share ownership based on the actual purchase cost or the current market value of our shares, whichever is higher. We do not count RSUs, PSUs or options toward meeting the guidelines.

The table below shows the targets and share ownership levels for each NEO as at December 31, 2011:

Named executive	Share ownership target (as a multiple of base salary)	Actual share ownership	Meets guideline
Kevin A. Neveu President and CEO	3x	197,156	yes
Robert J. McNally Executive Vice President and Chief Financial Officer	2x	60,333	yes
Douglas J. Strong President, Completion and Production Services	2x	36,587	yes
Gene C. Stahl President, Drilling Operations	2x	53,729	yes
Niels Espeland President, International Operations	2x	–	has until 2016

Employment agreements

We have an employment agreement with each NEO. Each agreement is for an indefinite term, and provides for benefits if the executive is terminated for any reason (other than for cause).

Terms are based on competitive practices and are not triggered by a change of control, and they include non-solicitation and confidentiality provisions to protect shareholder interests and ours.

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Components

Total direct compensation includes a mix of fixed and variable (at-risk) pay:

Element	Form of award	Performance period	Payout
Base salary	Cash	one year	Fixed amount
Short-term incentive	Cash	one year	At-risk, variable based on corporate and individual performance
Long-term incentives	Performance share units	three year cliff vest	At-risk, amount depends on share performance against comparator group Settled in cash
	Stock options	seven years (one-third vest each year over three years)	At-risk, value depends on the appreciation in our share price relative to the strike price Dilutive plan
	Restricted share units	three years (one-third vest each year)	At-risk, amount depends on share performance Settled in cash

Base salary

Base salary is fixed pay for performing day-to-day responsibilities. It reflects experience, education, retention, time in role, performance, internal equity and market competitiveness using the comparator group.

Short-term incentive plan

The short-term incentive plan (STIP) is designed to reward annual corporate and individual performance and is based on market competitiveness and calculated based on the formula set out below:

Each participant can earn an annual cash bonus that’s tied to a specific target opportunity (STIP target) based on his or her role and level, and expressed as a percentage of base salary. Corporate performance at target accounts for 75% and individual performance at target accounts for 25%. The maximum annual bonus potential is 200% of the STIP target and is based on exceptional individual and corporate performance.

Awards are based on an assessment of individual performance and corporate performance measures against company-wide financial and operational metrics.

The committee can use discretion to increase or decrease the STIP awards in light of our actual performance for the year and any extenuating circumstances.

Measuring corporate performance

The committee sets financial and operational metrics at the beginning of each year based on business objectives, management’s recommendations and market conditions. Each metric has a weighting, threshold, target and stretch objective defined as follows:

Threshold	Minimum level of performance to be eligible for an incentive payout
Target	Expected level of performance
Maximum	Stretch level of performance

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At the end of the year the committee assesses actual corporate performance based on the achievement of our objectives and assigns a score for each metric. The scores add up to the corporate component, which ranges from 0 to 150% of the STIP target.

In 2011, we used two financial and three operational metrics to measure corporate performance, consistent with the two previous years:

Corporate	Weighting
Financial metrics

Operating earnings (EBIT)	0-45%
¡ measures our profitability and generally calculated as revenue less expenses

Return on capital employed	0-45%
¡ measures the amount of operating earnings relative to our capital structure
Operational metrics

Safety performance	0-30%
¡ key to our operations and ensures we maintain focus on keeping employees safe

Mechanical downtown	0-15%
¡ low unplanned mechanical downtown lowers costs and increases revenue

Employee retention	0-15%
¡ a key factor to support future growth and provide High Performance, High Value customer service
Corporate component	0-150%

Measuring individual performance

Individual performance is based on how well each participant performs their day-to-day duties and the achievement of the objectives set with their leader at the beginning of the year. Our performance management system uses a five-point rating scale to determine the individual component, and it accounts for 0 to 50% of the STIP target.

Rating scale	Performance score
Exceptional performance	50%

Strong performance	37.5%

Solid performance	25% (target)

Striving performance	12.5%

Improved performance required	0%

Individual component	0-50%

The committee believes the allocation between individual and corporate performance is appropriate because it recognizes individual performance while emphasizing company-wide performance and promoting a collaborative culture. This supports our pay for performance philosophy.

Long-term incentive plans

We offer three types of long-term incentives, commonly found with large issuers, each with different vesting and eligibility criteria and designed to:

¡	align the interests of participants with those of our shareholders
¡	reward participants for achieving growth in shareholder value
¡	retain participants in a competitive and highly cyclical environment

We determine the value of long-term incentives awarded to each position based on comparable positions among our compensation comparator group, while also taking into consideration internal equity and overall market competitiveness. LTIP grants that were previously awarded to employees are not taken into consideration when new grants are determined.

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Generally, the more senior the position, the greater the weighting is towards fully at-risk LTIP grants. Senior executives receive 50% PSUs and 50% options, which allows us to tie incentive payouts to both mid and long-term horizons and measure both relative and absolute market performance. We sometimes grant RSUs to new senior executive hires to compensate them for deferred compensation they forfeited with a former employer.

Performance share units

Form of award	Notional share-based awards, plan is non-dilutive

Who participates	Senior executives including the CEO & CFO and below

Purpose	Granted annually to recognize, retain, motivate and reward for creating shareholder value

Vesting	Cliff vest at the end of three years

Payout	Settled in cash based on the formula below

Forfeiture	Unvested PSUs are forfeited if the executive resigns or is terminated for cause

Assignment	Cannot be assigned

Payout multiplier

Relative performance is calculated by Mercer and is based on our TSR ranking against a peer group of companies we compete with for investors and is therefore somewhat different from our compensation comparator group. The committee reviews the ranking and determines the multiplier based on the table below. TSR is adjusted to reflect distributions or dividends paid over the period, and the multiplier is interpolated if our performance falls between ranges. The committee recommends the multiplier to the board for final approval.

TSR ranking	Multiplier
75% or higher	2.0 x payout

50% (median)	1.0 x payout

35% ranking	0.4 x payout

Ranking below 35%	zero payout

For the 2009 and 2010 PSU grants, the committee can use its discretion to reduce the payout by half if our average return on capital does not exceed 10%. For the 2011 PSU grant, the committee determined that it was appropriate to remove this threshold as our STIP already included a metric on return on capital and Mercer advised that it was uncommon to have this type of reducing factor on a PSU Plan that is designed to measure relative TSR.

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The committee establishes the PSU performance comparator group at the beginning of each year with assistance from Mercer. The table below shows the comparator group for 2011, which consists of companies with similar business operations (i.e., land-based drilling and well servicing) and that compete with us for investment dollars. It is slightly different from the compensation comparator group which includes comparably-sized companies that compete with us for executive talent.

Basic Energy Services Inc.	Nabors Industries	Trican Well Service Ltd.
Complete Production Services	Parker Drilling Co.	Trinidad Energy Services Ltd.
Ensign Energy Services Inc.	Patterson-UTI Energy, Inc.	Union Drilling Inc.
Helmerich & Payne	Pioneer Drilling Co.	Unit Corporation
Key Energy Services, Inc.	Superior Energy Services, Inc.

Stock options

Form of award	Option to buy Precision shares at a price that is at least the fair market value on the grant date. Fair market value is the weighted average trading price of a Precision share on the TSX (Canadian stock options) or the NYSE (U.S. stock options) for the five trading days prior to the grant. Plan is dilutive
Who participates	Senior executives, including the CEO & CFO and key management employees. Non-management directors do not participate in the plan
Purpose	Granted annually to retain, motivate and reward participants with an incentive to enhance shareholder value by tying long term compensation directly to increases in the market value of our shares
Vesting	One-third vest each year beginning on the first anniversary of the grant date. Expire after seven years, unless the board determines otherwise
Payout	Based on when the options are exercised Options only have value if the price of Precision shares increases above the strike price
Forfeiture	Unvested stock options are forfeited if the participant resigns or is terminated for cause. See Termination and change of control on page 72 for details
Assignment	Options or any other benefits cannot be assigned or transferred, other than as permitted by law

Each year in February, the committee recommends to the board, for approval, the granting of stock options to all eligible participants. The committee administers the plan and grants interim stock options to new eligible participants on a quarterly basis.

Except with respect to the limit on individual option grants, the committee does not take into consideration previous grants of stock options when recommending new stock option awards to the board.

If the holder cannot exercise the stock options within three business days of the normal expiry because of trading restrictions in our insider trading policy, we’ll extend the expiry by seven business days from the end of the blackout period. The extension can be longer if the TSX or NYSE allows it and the board approves it.

If there is a change of control and Precision shares are converted into or exchanged for securities of another entity, any outstanding stock options will be replaced for stock options in the continuing entity on substantially the same terms and conditions. See Termination and change of control on page 72 for more information about the treatment of the options if a named executive’s employment is terminated with or without a change of control.

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Amending the plan

The board can amend or terminate the plan at any time without shareholder approval, unless it’s to:

¡	increase the number of Precision shares authorized for issue under the stock option plan
¡	reduce the exercise price of a stock option
¡	extend the term of a stock option, or
¡	change the vesting terms of an existing award.

Any changes, however, won’t affect any rights option holders have already accrued.

Unitholders approved the stock option plan in 2009 and the plan was amended on June 1, 2010 to reflect our conversion from a trust to a corporate structure.

See Equity incentive plan information on page 70 for more details about our stock option plan.

Restricted share units

Form of award	Notional share-based awards, plan is non-dilutive
Who participates	Vice-presidents and below, sometimes new senior executive hires
Purpose	Granted annually to recognize, retain, motivate and reward for creating shareholder value
Vesting	One-third vest each year over three years
Payout	Redeemed for cash based on the weighted average price of Precision shares for the five trading days prior to the vesting date on the Toronto Stock Exchange (TSX) for Canadian units (or the New York Stock Exchange
(NYSE) for U.S. units).
Forfeiture	Unvested RSUs are forfeited if the executive resigns or is terminated for cause
Assignment	Cannot be assigned

Changes to our 2012 LTIP

PSU plan

PSUs granted in 2012 will vest on January 31, 2015 instead of December 31, 2014 to align more closely with our annual grant cycle which typically takes place in early February. The TSR performance period will remain at three full calendar years ending December 31, 2014.

The 2010 and 2011 PSU awards will continue to vest on December 31 according to the terms of the plan.

There are two changes to the 2012 PSU comparator group, the removal of Complete Production Services as it was acquired by Superior Energy Services and the removal of Union Drilling Inc. based on its significantly lower market capitalization than us and our peers. If the comparator group drops below twelve companies due to mergers and acquisitions three replacement companies have been identified.

RSU plan

RSUs granted in 2012 will vest on January 31 in 2013, 2014 and 2015 instead of December 31 in 2012, 2013 and 2014 to align more closely with our annual grant cycle which typically takes place in early February.

The 2010 and 2011 RSU awards will continue to vest on December 31 according to the terms of the plan.

No RSUs were awarded to the NEOs for 2012.

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Retirement benefits

The NEOs participate in the same retirement programs as our other salaried employees, and participation is voluntary.

The Canadian program has three components – a defined contribution pension plan where we match up to 5% of the participant’s contributions, a group registered retirement savings plan and a tax-free savings account. These programs are competitive with programs offered by companies in our compensation comparator group.

Our U.S. program includes a 401(k) plan where we match up to 4.5% of the participant’s contributions, which is not considered a pension plan under Canadian proxy disclosure rules.

Benefits

Benefits are an integral part of total compensation and are important for attracting and retaining employees.

Our benefits program offers competitive comprehensive coverage and cost sharing, and the named executives participate in the same program as all employees and consists of:

¡	basic, optional and dependent life insurance
¡	basic, optional, accidental death and dismemberment insurance
¡	extended health, vision and dental care
¡	short and long-term disability insurance
¡	an employee assistance plan
¡	out of country emergency medical plan

The NEOs also receive supplementary accidental death and dismemberment insurance benefits.

Perquisites

Executives receive limited perquisites as part of a competitive compensation package and consistent with the drilling and oilfield services industry.

The CEO receives a company vehicle (including operating costs and parking), membership to a business club for customer relations and business development purposes, membership to a health club for health and wellness, membership in a comprehensive executive medical program and income tax preparation services.

Each NEO receives a company vehicle, including operating costs. Other perquisites like business club memberships and executive medical programs vary by position. Mr. Stahl is an expatriate and receives tax preparation services. Mr. McNally is an expatriate and receives tax preparation services, a housing allowance, a travel allowance and a health club membership. Mr. Espeland is also an expatriate and receives a car allowance, an allowance toward a business club membership, a housing allowance and a travel allowance.

56  |     Precision Drilling Corporation   Management Information Circular

Executive compensation decisions for 2011 and 2012

Base salary

¡	in March 2011, NEOs (other than Mr. Espeland) received an increase in base salary of 2%. This compares to an average 3% increase for eligible employees across the company.
¡	in March 2012, NEOs (other than Mr. Espeland) received a 3% increase. This compares to an average 4.4% increase for eligible employees across the company

For 2011, Mr. Neveu’s salary is slightly above the 25th percentile of U.S. companies in the compensation comparator group.

Named executive	2010 Base salary ($)	2011 Base salary ($)	% change from 2010	2012 Base salary ($)	% change from 2011
Kevin A. Neveu	625,000	637,500	2%	656,625	3%
President and CEO
Robert J. McNally (1)	350,000	357,000	2%	367,710	3%
Executive Vice President and
Chief Financial Officer
Douglas J. Strong	325,000	331,500	2%	341,445	3%
President, Completion and
Production Services
Gene C. Stahl (1)	350,000	357,000	2%	367,710	3%
President, Drilling Operations
Niels Espeland (1)	_	340,000	_	340,000	0%
President, International Operations

Notes:

(1)	Base salaries are paid in US$ for Mr. McNally, Mr. Stahl and Mr. Espeland.

2011 STIP awards

2011 Corporate performance

The committee reviewed our performance in 2011 against the corporate performance metrics, and confirmed that the corporate component was 91.5% of the STIP target. The board did not use its discretion to adjust the factor.

	2011 Objectives			2011 Results
	Threshold	Plan	Stretch	Performance	Range of STIP target	Payout
Financial metrics
Operating earnings (EBIT) (1)	$233,835,200	$292,294,000	$409,211,600	$444,256,000 (2)	0 - 45%	45.0%
Return on capital employed (3)	8%	12%	20%	12.2% (2)	0 - 45%	23.2%
Operational metrics
Safety performance	Operational metrics directly measure performance in three strategic areas that are critical to achieving our High Performance, High Value strategy. Stretch objectives are set to drive exceptional performance.
Mechanical downtime					0 - 30%	23.3%
					0 - 15%
Employee retention					0 - 15%
	Consistent with last year, due to competitive reasons we do not disclose the objectives for these metrics
Corporate component					0% - 150%	91.50%

Notes:

(1)

Earnings before interest and taxes (EBIT) is derived from information reported in our 2011 Consolidated Statements of Earnings and is defined as earnings before income taxes, other items and loss on asset decommissioning.

(2)

2011 EBIT and return on capital employed figures are before taking into account asset decommissioning, which the committee determined was appropriate in order to avoid adversely affecting the plan participants.

(3)	Return on capital employed is calculated as EBIT divided by the average total assets less average non-interest bearing current liabilities for the period.

57  |     Precision Drilling Corporation   Management Information Circular

2011 individual performance

At the end of the year, the CEO submits a self-evaluation of his own performance against his personal objectives and business targets that were agreed to by the committee and the board at the beginning of the year. The committee assesses the CEO’s leadership, execution of our short and long-term business plans, his performance against the CEO position description and his self-evaluation of his personal objectives and business targets.

Each executive officer completes a self evaluation of their personal objectives and business targets established at the beginning of the year. The CEO reviews the self evaluation of each executive officer and assesses their leadership in advancing our short and long-term strategic plans.

Upon the recommendation of the committee, in February 2012, the Board approved the above 2011 STIP awards for our NEOs. The table below shows the 2011 STIP award for each NEO compared to 2010. STIP awards are based on actual base salary earnings and reflect any salary adjustments made during the year. The 2011 award was paid on March 13, 2012.

	Base salary earned in 2011	STIP target	Corporate component (91.5%)		Individual performance rating	Individual component		2011 STIP award		2010 STIP award

Named executive	In local currency ($)	(%)	In local currency ($)		(%)	In local currency ($)		In local currency ($)	Converted to Cdn ($)	In Cdn ($)	$ change from 2010
Kevin A. Neveu	635,288	100%	581,289	+	50%	317,644	=	898,933	898,933	351,460	156%
President and CEO
Robert J. McNally (1)	355,896	75%	244,234	+	50%	133,461	=	377,695	373,578	76,323 (2)	389%
Executive Vice President and Chief Financial
Officer
Douglas J. Strong	330,350	75%	226,703	+	37.5%	92,911	=	319,614	319,614	210,286	52%
President, Completion and Production Services
Gene C. Stahl (3)	355,896	75%	244,234	+	37.5%	100,096	=	344,330	340,576	158,487	115%
President, Drilling
Operations
Niels Espeland (4)	_	_	_		_	_		_	_	_	_
President, International
Operations

Notes:

(1)

Mr. McNally is an expatriate and is paid in US dollars. The 2011 award was converted using the average exchange rate of 0.9891, and the 2010 award was converted using the July 19, 2010 to December 31, 2010 average exchange rate of 0.9767.

(2)	Mr. McNally joined us on July 19, 2010 and was provided with a one-time signing bonus of US$150,000 which was paid in addition to, and concurrently with, his 2010 STIP award.
(3)

Mr. Stahl is based in the United States and received his STIP award in US dollars. The 2011 award was converted using the average exchange rate of .9891, and the 2010 award was converted using the average exchange rate of 1.0299.

(4)	Mr. Espeland did not receive a STIP award for 2011 because he joined Precision in November 2011.

58  |     Precision Drilling Corporation   Management Information Circular

2011 Long-term incentive awards

We determine the value of long-term incentives awarded to each position based on comparable positions among our compensation comparator group, while also taking into consideration internal equity and overall market competitiveness. LTIP grants that were previously awarded to employees are not taken into consideration when new grants are determined.

Generally, the more senior the position, the greater the weighting is towards fully at-risk LTIP grants. Senior executives receive 50% PSUs and 50% options, which allows us to tie incentive payouts to both mid and long-term horizons and measure both relative and absolute market performance. We sometimes grant RSUs to new senior executive hires to compensate them for deferred compensation they forfeited with a former employer.

The table below shows the long-term incentive awards granted to the NEOs in early 2012 compared to the two previous years:

Named executive	Grant date	Grant price	RSUs (Units /$) (1)	PSUs (Units / $) (1)	Options (Units / $) (2)	Total ($)
Kevin A. Neveu	Feb. 8, 2012	$10.67		115,900/1,236,653	260,900 / 1,236,009	2,472,662
President and CEO	Feb. 9, 2011	$10.44		90,300 /942,732	197,500 / 942,288	1,885,020
	Feb. 11, 2010	$8.59	49,100 / 421,769	75,900 / 651,981	217,000 / 844,406	1,918,156
Robert J. McNally	Feb. 8, 2012	$10.74		35,300 / 377,985 (3)	79,500 / 372,856 (3)	750,841 (3)
Executive Vice President and	Feb. 9, 2011	$10.55		33,100 / 347,354 (3)	72,300 / 337,631 (3)	684,986 (3)
Chief Financial Officer	July 19, 2010	$7.12	200,000 / 1,503,602 (4)	115,000 / 864,571 (4)	160,000 / 544,905 (4)	2,913,078 (4)
Douglas J. Strong	Feb. 8, 2012	$10.67		35,300 / 376,651	79,500 / 376,630	753,281
President, Completion and	Feb. 9, 2011	$10.44		33,100 / 345,564	72,300 / 344,949	690,513
Production Services	Feb. 11, 2010	$8.59	18,000 / 154,620	28,000 / 240,520	70,000 / 272,389	667,529
Gene C. Stahl	Feb. 8, 2012	$10.74		35,300 / 377,985 (3)	79,500 / 372,856 (3)	750,841 (3)
President, Drilling Operations	Feb. 9, 2011	$10.55		33,100 / 347,354 (3)	72,300 / 337,631 (3)	684,986 (3)
	Feb. 11, 2010	$8.06	18,000 / 152,668 (3)	28,000 / 237,483 (3)	70,000 / 268,950 (3)	659,100 (3)
Niels Espeland	Feb. 8, 2012	$10.74		35,300 / 377,985 (3)	79,500/372,856 (3)	750,841 (3)
President, International Operations	Nov. 1, 2011	$11.97	133,668 / 1,631,686 (5)			1,631,686 (5)

Notes:

(1)	RSUs and PSUs are valued on the grant date using the weighted average price of Precision shares for the five previous trading days on the TSX for Canadian units and the NYSE for U.S. units.
(2)	Options are valued on the grant date using the Black-Scholes option pricing model. See the notes to the Summary compensation table for details about the assumptions used.
(3)	Amount converted to Canadian dollars using the following exchange rates on the grant date:
¡	0.9970 (February 8, 2012)
¡	0.9947 (February 9, 2011)
¡	1.0523 (February 11, 2010)
(4)

Mr. McNally joined Precision on July 19, 2010 and was granted 200,000 RSUs, 115,000 PSUs and 160,000 options in 2011 as part of his offer to compensate him for deferred compensation he forfeited with his former employer. The 2010 amount has been converted to Canadian dollars using the July 19, 2010 exchange rate of 1.0559.

(5)

Mr. Espeland joined on November 1, 2011 and was granted 133,668 RSUs as part of his employment offer to compensate him for deferred compensation he forfeited with his former employer. Mr. Espeland receives his RSU award in US dollars and the 2011 amount has been converted to Canadian dollars using the November 1, 2011 exchange rate of 1.0198.

No RSUs were awarded to the named executives for 2012.

You can find more information about the CEO’s performance starting on page 64.

59  |     Precision Drilling Corporation   Management Information Circular

Payout of 2009 PSU awards

On December 31, 2011 the 2009 PSU award vested, making it the first PSU award payable since the introduction of the plan. The 2009 PSUs had a performance measurement period of May 6, 2009 to December 31, 2011 (32 months), to coincide with the approval of our option plan at our annual and special meeting in May 2009.

We delivered TSR of 108%, as calculated by Mercer, positioning us at the 97th percentile of the PSU performance comparator group. This resulted in a 2x times performance multiplier before taking into account the average return on capital threshold. Our three-year average return on capital was 8.2%, below the 10% threshold.

The committee reviewed our overall corporate performance and execution of strategic objectives as well as the high TSR ranking and concluded that based on the exceptional performance over the performance period it was appropriate to not apply discretion to reduce the payout. The committee also noted that the STIP already includes a return on capital measure and Mercer advised that it was uncommon to have this type of reducing factor on a PSU plan that is designed to measure relative TSR performance.

The graph below shows our TSR performance relative to the comparator group for the 32-month period. Subsequent annual grants have a three-year performance and vesting period tied to December 31, our fiscal year-end.

The payout was based on a weighted average price of a Precision share for the five previous trading days on the TSX for Canadian units of $10.54 or US$10.39 on the NYSE for U.S. units.

60  |     Precision Drilling Corporation   Management Information Circular

The table below shows the payout of the vested PSUs to each NEO:

Named executive	PSUs granted in 2009 (#)	2009 PSU payout ($)
Kevin A. Neveu	74,600	1,572,568
Robert J. McNally (1)	–	–
Douglas J. Strong	33,000	695,640
Gene C. Stahl (2)	33,000	695,640
Niels Espeland (3)	–	–

Notes:

(1)	Mr. McNally was appointed CFO on July 19, 2010, and therefore did not receive a 2009 PSU grant.
(2)	Mr. Stahl’s 2009 grant was made in Canadian dollars as he was a Canadian resident at the time of the grant.
(3)	Mr. Espeland was appointed President, International Operations on November 1, 2011 and therefore did not receive a 2009 grant.

Payout of RSU awards

The board, on the recommendation of the committee, also approved the payout of the one-third tranches of time vested units under the 2009, 2010 and 2011 RSU awards:

¡	final tranche of vested units of the 2009 RSU
¡	second tranche of vested units of the 2010 RSU
¡	first tranche of vested units of the 2011 RSU

The units vested on December 31, 2011, and the payout was based on a weighted average price of a Precision share for the five previous trading days on the TSX for Canadian units of $10.54 or US$10.39 on the NYSE for U.S. units.

The table below shows the payout of the vested RSUs to each NEO.

	Number of vested units (#)
Named executive	2009 RSUs	2010 RSUs	2011 RSUs	Sign On RSUs	RSU payout ($)
Kevin A. Neveu	24,868	16,366	–		434,606
Robert J. McNally (1)	–	–	–	66,666	927,269
Douglas J. Strong	11,000	6,000	–		179,180
Gene C. Stahl (2)	11,000	6,000	–		179,340
Niels Espeland (3)	–	–	–		–

Notes:

(1)

Mr. McNally was granted 200,000 RSUs as a one-time sign on grant to compensate him for deferred compensation he relinquished with a former employer. On July 19, 2011 the first one-third tranche of 66,666 RSUs vested and was paid out at US$14.63 for a total value of US$975,457 or CAD$927,269.

(2)

Mr. Stahl’s 2009 grant was made in Canadian dollars as he was a Canadian resident at the time of the grant. Mr. Stahl’s 2010 grant has been converted to Canadian dollars using an the exchange rate on December 30, 2011 of 1.017.

(3)	Mr. Espeland was appointed President, International Operations on November 1, 2011 and therefore did not receive a 2009 grant.

61  |     Precision Drilling Corporation   Management Information Circular

CEO compensation

Kevin A. Neveu President and CEO ¡ 51 years old ¡ joined Precision in August 2007 ¡ based in Calgary, Alberta

Our strong financial performance in 2011 is a result of delivering on our strategic priorities for the year, a collaborative culture and strong leadership.

Our short-term incentive plan rewards annual corporate and individual performance. The table on page 59 sets out our 2011 corporate performance against the financial and operational metrics that were established at the beginning of the year by the Human Resources and Compensation Committee. The 2011 corporate component score was 91.5% of the STIP target.

Our annual corporate objectives become the CEO’s mandate for the year. The following discusses Mr. Neveu’s accomplishments in 2011 and gives more context to our overall performance for the year.

Safety

Mr. Neveu continues to lead the corporate safety culture and process review. His leadership helped establish a corporate safety council that created the Precision Safety Beliefs and Precision Target Zero Rules.

Strategic growth

Mr. Neveu led our core strategic growth strategies in 2011 to achieve success for the year and that performance helped exceed what was projected in our five-year plan.

He led Precision’s growth in directional drilling through acquisition and organic growth, ending the year with a 70 job capacity (a 13-fold increase from a job capacity of 5 at the beginning of 2011). International growth was marked by a three rig deployment to the Middle East and successfully recruiting a senior leader for International operations.

Mr. Neveu also led Precision’s organic growth beyond expectations with 48 new build drilling rigs contracted in 2011, the mobilization of Completion and Production operations in two U.S. regions, and the design and construction of Coiled Tubing completions for three units to be delivered in early 2012.

Three acquisitions were also concluded during the year – Drake Directional, Drake MWD and Axis Energy Services.

Valuation

Precision achieved top quartile TSR Performance in 2011 when compared to our peers, and has been in the top quartile of our peer group for the past three years.

Strategic planning and communication

Mr. Neveu enhanced the information flow to the board by expanding the regular management reports and enhancing the strategic planning and look back and learning process to ensure directors have critical information and additional background information for context and to help increase understanding of particular issues. Enhancing the information flow has strengthened the board’s confidence in our people, systems and equipment to execute our long-term strategy.

Mr. Neveu was also recognized externally in several areas, enhancing Precision’s image and standing in the community:

¡	key note and conference speaker at several technical and investor conferences in 2011
¡	named mid cap CEO of the year for excellence in investor relations by Investor Magazine
¡	received positive analyst feedback on our strategy and performance at Precision’s Investor Day
¡	ranked sixth on the Financial Post Magazine’s 2011 CEO scorecard
¡	personally raised over $340,000 for the STARS CEO Challenge fundraising initiative

62  |     Precision Drilling Corporation   Management Information Circular

2011 compensation for the CEO

Mr. Neveu received a 2% increase in base salary as of March 1, 2011.

Mr. Neveu’s STIP target is 100% of his base salary, and his actual award is based on both corporate and individual performance. At the end of 2011, the committee evaluated Mr. Neveu’s performance and determined his performance and leadership in 2011 was exceptional, as discussed on the previous page. Based on this evaluation, the committee recommended, and the board approved, an individual maximum performance rating of 50% which, combined with the corporate component of 91.5%, resulted in a 2011 STIP award of $898,933 or 141.5% of his STIP target.

	Base salary earned in 2011 ($)	STIP target	Corporate component ($)	Individual performance rating	Individual component ($)		2011 STIP award ($)	2010 STIP award ($)
Kevin A. Neveu	635,288	100%	581,289	50%	317,644	=	898,933	351,460	156%

With the assistance of Mercer, the committee reviewed Mr. Neveu’s 2011 LTIP grant level and mix and recommended a grant of 90,300 PSUs and 197,500 options, reflecting a grant value of $1,885,020.

Mr. Neveu’s total cash compensation in 2011 was slightly above the 25th percentile of the U.S. peer companies, and his total direct compensation is below the median. Approximately 80% of his total target compensation for 2011 was considered at-risk. The corporate performance metrics we use under the short-term incentive plan represent 37.5% of the CEO’s target cash compensation (base salary plus STIP target) and 15% of his total target compensation.

The graph below shows the breakdown of Mr. Neveu’s total compensation for 2011:

Since joining Precision in 2007, Mr. Neveu has significantly enhanced the positive reputation of Precision. He led the initiative to convert Precision from a trust to a growth-oriented corporation, a major acquisition as well as several bolt-on acquisitions that are adding to our financial results. He also kept Precision on the forefront of the land drilling industry by initiating the tier definition of drilling rigs and leading our efforts to build new drilling rigs over the past five years as he had the foresight of new drilling rigs required in today’s market. Mr. Neveu has also expanded our product lines with the addition of directional drilling and has also enhanced our international drilling operations.

Mr. Neveu also led the effort to substantially improve our financial and liquidity position over the past three years. During his tenure as CEO, revenue has approximately doubled from 2007 to 2011 and EBITDA is up 60%.

Cash compensation	2007	2008	2009	2010	2011
Base salary earned ($)		500,000	500,000	603,366	635,288
STIP target amount ($)		500,000	500,000	603,366	635,288
Total cash target ($)		1,000,000	1,000,000	1,206,732	1,270,576
Base salary earned ($)	190,384	500,000	500,000	603,366	635,288
STIP award	590,520(1)	–(2)	500,000	351,460	898,933
Total cash received ($)	780,904	500,000	1,000,000	954,826	1,534,221
% difference in total cash target versus total cash received		-50%	0%	-21%	21%

63  |     Precision Drilling Corporation   Management Information Circular

The table below shows Mr. Neveu’s long-term incentive awards compared to actual payouts for the past five years, and the estimated unpaid balance (or gain in the case of options). It also shows our TSR performance for the different performance periods for reference. His long-term incentive award for 2012 was allocated 50% to PSUs and 50% to options, similar to the other NEOs. No RSUs were awarded for 2012.

	2007	2008	2009	2010	2011
Long-term incentive compensation	Deferred signing bonus units ($)	Retention units and Performance- based cash ($) (3)	RSUs, PSUs and options ($)		PSUs and options ($)
Grant value	4,000,076	4,800,000	1,309,018	1,918,156	1,885,020
Paid in 2008	1,425,811	–	–	–	–
Paid in 2009	423,672	–	–	–	–
Paid in 2010	454,841	–	189,479	–	–
Paid in 2011		680,779	243,965	160,570	–
Paid in 2012			1,834,677	172,498	–
Total Paid	2,304,324	680,779	2,268,121	333,068	0
Estimated unpaid balance/gain (4)	–	–	765,390	1,383,284	960,000
Total paid plus unpaid	2,304,324	680,779	3,033,511	1,716,352	960,000
% difference grant value versus total paid plus unpaid	-42%	-86%	+132%	-11%	-49%
	2007	2008	2009	2010	2011
TSR (5)	-62%	-30%	+108%	+42%	+7%
Performance period	Sep 1, 2007 to Aug 31, 2010	Jan 1, 2008 to Dec 31, 2010	May 6, 2009 to Dec 31, 2011	Jan 1, 2010 to Dec 31, 2011	Jan 1, 2011 to Dec 31, 2011

Share ownership (as at March 15, 2012) (6)
Precision shares (#)	Value ($)	As a multiple of annual base salary	Meets share ownership target
197,156	2,129,285	3.3 times	yes

Notes:

(1)

Mr. Neveu was appointed CEO effective August 14, 2007, and received an unconditional bonus of US$600,000 (Cdn$590,520) for 2007 and deferred signing bonus units valued at $4,000,076 to compensate him for deferred stock awards he relinquished from his former employer.

(2)

In light of the significant decline in Precision’s share price and the need to conserve cash to repay debt, Mr. Neveu declined to accept his earned 2008 short term incentive awards totalling approximately $571,000.

(3)

The amount of his 2008 long-term incentive grant represents the grant date fair value of the retention award plus the performance award granted in 2008 under the previous long-term incentive plan (Legacy LTIP). Mr. Neveu received a grant with a target amount of $4,800,000 which cliff vested after three years. The grant had two components: a unit-based retention award valued at $1,200,000 and a cash-based performance award with a target of $3,600,000. As we did not meet the threshold performance, the performance award was not paid and only the retention award was paid on March 8, 2011.

(4)

The estimated unpaid balance/gain in 2009, 2010 and 2011 represent the value of remaining RSUs, PSUs (assuming a one times performance multiplier) and in-the-money value of options calculated using the December 31, 2011 closing price of $10.50. These are a point-in-time estimation and can vary significantly depending on the movement of our share price. Options assume in-the-money value.

(5)	TSR reflects shares traded on the TSX.
(6)	Value of share ownership is based on $10.80, the closing price of Precision shares on the TSX on March 15, 2012.

64  |     Precision Drilling Corporation   Management Information Circular

2011 compensation details

Summary compensation table

The table below shows the total compensation paid or awarded to each NEO in the last three years. All amounts are in Canadian dollars.

Total compensation for Mr. Strong and Mr. Stahl in 2009 and 2010 include payments of retention awards granted in 2006 and 2007 under the Legacy LTIP. The plan was introduced in 2006 and discontinued in 2009.

As at December 31, 2011					Non-equity incentive plan compensation
Name and principal position	Year	Salary	Share-based awards (1)	Option- based awards (2)	Annual incentive Plans (3)	Long-term incentive plans (4)	Pension value (5)	All other compensation (6)	Total compensation
Kevin A. Neveu	2011	635,288	942,732	942,288	898,933	–	11,485	66,654 (7)	3,497,380
President and CEO	2010	603,366	1,073,750	844,406	351,460	–	11,225	6,600	2,890,807
	2009	500,000	872,820	436,198	500,000	–	11,000	6,488	2,326,506
Robert J. McNally	2011	352,017	347,354	337,631	373,578	–	–	120,310 (8)	1,530,890
Executive Vice President	2010	157,774 (9)	2,368,173 (9)	544,905	222,828	–	–	73,258	3,366,938
and Chief Financial Officer	2009	–	–	–	–	–	–	–	–
Douglas J. Strong (10)	2011	330,350	345,564	344,949	319,614	–	11,485	5,549	1,357,511
President, Completion and	2010	303,904	395,140	272,389	210,286	200,000	11,225	5,341	1,398,285
Production Services	2009	252,000	386,100	172,253	252,000	600,000	11,000	5,524	1,678,877
Gene C. Stahl (11)	2011	352,017	347,354	337,631	340,576	–	–	26,583	1,404,161
President, Drilling	2010	362,776	390,151	268,950	158,487	250,000	2,480	27,497	1,460,341
Operations	2009	282,335	386,100	172,253	194,140	750,000	11,000	5,876	1,801,704
Niels Espeland (12)	2011	58,072	1,631,686	-	-	_	–	3,376	1,693,134
President, International	2010	–	–	–	–	–	–	–	–
Operations	2009	–	–	–	–	–	–	–	–

Notes:

(1)

Share-based awards represent the grant date fair value of RSU and PSU awards, and option-based awards represent the grant date fair value of the option awards. US dollar amounts were converted to Canadian dollars using the following exchange rates:

¡ 2011 awards: 0.9947 (February 9, 2011), 1.0198 for Mr. Espeland only (November 1, 2011)

¡ 2010 awards: 1.0523 (February 11, 2010), 1.0559 for Mr. McNally only (July 19, 2010)

¡ 2009 awards: 1.1731 (May 6, 2009)

(2)	The grant date fair value of options granted in the last three years is based on the following values, as calculated by Mercer:

	2011 options		2010 options		2009 options
Assumptions	Canadian	U.S.	Canadian	U.S.	Canadian	U.S.
Share price	$10.44	US$10.55	$8.59	US$8.06 / US$7.12	$5.85	US$4.95
Exercise price	$10.44	US$10.55	$8.59	US$8.06 / US$7.12	$5.85	US$4.95
Expected life	5	5	5	5 / 5	5	5
Risk free rate of return	2.3%	1.5%	2.0%	2.0% / 2.0%	2.0%	2.0%
Volatility (capped at 50%)	50.0%	50.0%	50.0%	50.0% / 50.0%	50.0%	50.0%
Black-Scholes multiple	45.7%	44.5%	45.3%	45.3% / 45.3%	45.3%	45.3%
Black-Scholes value	$4.77	US$4.69	$3.89	US$3.65 / US$3.23	$2.65	US$2.24

The per option weighted average accounting fair value of all options granted disclosed in our financial statements is $4.94 estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

¡ an average risk-free interest rate of 2%

¡ an average expected life of four years

¡ an expected forfeiture rate of 5%

¡ expected volatility of 59%

The Black-Scholes model is a widely accepted model for valuing employee stock options and is consistent with the approach used by our consultant in determining market competitive compensation levels. Both sets of values are derived using Black-Scholes model but with modestly different assumptions. For compensation purposes, the assumptions were based on Mercer’s standard methodology which enables us to ensure an “apples-to-apples” comparison to the benchmark data.

65  |     Precision Drilling Corporation   Management Information Circular

(3)	Annual incentive plan represents the bonus amounts earned during the year and relate to performance criteria met for that year, and paid in March of the following year.
(4)	Long-term incentive plans for 2010 and 2009 represent the payments of retention awards granted to Mr. Strong and Mr. Stahl in 2006 and 2007 under the Legacy LTIP.
(5)	Pension value represents Precision’s matching contributions under the defined contribution pension plan.
(6)

The aggregate value of perquisites and other personal benefits received by each of the other NEO’s, with the exception of Mr. Neveu and Mr. McNally, did not exceed $50,000 or 10% of annual base salary (whichever is lower), as such the amounts disclosed are not attributed to any perquisites. All other compensation includes employer contributions provided under the 401(k) plan for Mr. McNally and Mr. Stahl and the employer portion of benefits premiums.

(7)

Mr. Neveu perquisites in aggregate were greater than $50,000 and consist of an annual vehicle lease, parking, personal tax preparation services, an executive health program, health club membership and Employer portion of benefit premiums. All perquisite values have been determined based on the aggregate cost to the company.

(8)

Mr. McNally’s perquisites in aggregate were greater than $50,000 and consist of annual vehicle lease, parking, personal tax preparation services, an executive health program, health club membership, employer portion of benefit premiums, a monthly housing allowance during the period of time he is contractually obligated to be based in Calgary and an annual family travel allowance, and employer portion of benefit premiums. All perquisite values have been determined based on the aggregate cost to us.

(9)	Mr. McNally was appointed CFO as of July 19, 2010:

¡ his base salary and all other compensation reflect the length of his employment and were converted to Canadian dollars using the July 19, 2010 to December 31, 2010 average exchange rate of 0.9767, and 0.9891 for 2011, unless otherwise noted.

¡ he received a one-time sign on bonus of US$150,000 and a 2010 STIP award of US$78,144. The total amount of US$228,144 was converted to Canadian dollars using the July 19, 2010 to December 31, 2010 average exchange rate of .9767.

(10)	Mr. Strong assumed the position of President, Completion and Production Services on July 19, 2010.
(11)

As a result of Mr. Stahl’s transfer to the United States in December 2009, for 2010 and 2011 his compensation has been converted to Canadian dollars using the 2010 average exchange rate of 1.0299 and the 2011 average exchange rate of 0.9891, unless otherwise noted.

(12)

Mr. Espeland joined Precision in November 2011 and was granted 133,668 RSUs as part of his employment offer to compensate him for deferred compensation he relinquished from his former employer. The 2011 amount has been converted to Canadian dollars using the November 1, 2011 exchange rate of 1.0198, his base salary was converted to Canadian dollars using the November 1, 2011 to December 31, 2011 average exchange rate of 1.0248.

66  |     Precision Drilling Corporation   Management Information Circular

Incentive plan awards

Outstanding option-based awards and share-based awards

The tables below show all option-based and share-based awards outstanding at December 31, 2011:

		Option-based awards					Share-based awards
Named executive	Year	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options ($) (1) (2) (3)	Plan	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested ($) (1) (2) (3)	Market or payout value of share-based awards that have not paid out or distributed ($) (4) (5)
Kevin A. Neveu	2011	197,500	$10.44	Feb 9, 2018	11,850	PSUs	90,300	948,150
President and Chief	2010	217,000	$8.59	Feb 11, 2017	414,470	RSUs	16,368	171,864	172,498
Executive Officer	2010					PSUs	75,900	796,950
	2009	164,600	$5.85	May 6, 2016	765,390	RSUs			262,109
	2009					PSUs			1,572,568
Total		579,100			1,191,710		182,568	1,916,964	2,007,174
Robert J. McNally	2011	72,300	US$10.55	Feb 9, 2018	0	PSUs	33,100	345,379
Executive Vice	2010	106,667	US$7.12	July 19, 2017	340,628	RSUs	133,334	1,391,263
President and Chief	2010					PSUs	115,000	1,199,958
Financial Officer
Total		178,967			340,628		281,434	2,936,601	–
Douglas J. Strong	2011	72,300	$10.44	Feb 9, 2018	4,338	PSUs	33,100	347,550
President, Completion	2010	70,000	$8.59	Feb 11, 2017	133,700	RSUs	6,000	63,000	63,240
and Production	2010					PSUs	28,000	294,000
Services	2009	65,000	$5.85	May 6, 2016	302,250	RSUs			115,940
	2009					PSUs			695,640
Total		207,300			440,288		67,100	704,550	874,820
Gene C. Stahl	2011	72,300	US$10.55	Feb 9, 2018	0	PSUs	33,100	345,379
President, Drilling	2010	70,000	US$8.06	Feb 11, 2017	156,618	RSUs	6,000	62,607	63,400
Operations	2010					PSUs	28,000	292,164
	2009	65,000	$5.85	May 6, 2016	302,250	RSUs			115,940
	2009					PSUs			695,640
Total		207,300			458,868		67,100	700,150	874,980
Niels Espeland	2011	–	–	–	–	RSUs	133,668	1,394,748
President, International
Operations
Total		–	–	–	–		133,668	1,394,748	–

Notes:

(1)	Values of the 2009 option-based and share-based awards granted to Mr. Neveu, Mr. Strong and Mr. Stahl are based on $10.50, the closing price of a Precision share on the TSX on December 30, 2011.
(2)

Values of the 2010 and 2011 awards granted to Mr. McNally, Mr. Stahl and Mr. Espeland are based on US$10.26, the closing price of a Precision share on the NYSE on December 30, 2011, and have been converted to Canadian dollars using the December 30, 2011 exchange rate of 1.017.

(3)	Values of the 2010 and 2011 awards granted to Mr. Neveu and Mr. Strong are based on $10.50, the closing price of a Precision share on the TSX on December 30, 2011.
(4)

Values of the 2009, 2010 and 2011 RSU payments and the 2009 PSU payments are based on the five day weighted average trading price preceding December 31, 2011 of a Precision Share on the TSX for Canadian units of $10.54 or US$10.39 on the NYSE for U.S. units.

(5)

2010 and 2011 values for Mr. Stahl have been converted to Canadian dollars using the December 30, 2011 exchange rate of 1.017. MR. Stahl’s 2009 grant was made in Canadian dollars as he was a Canadian resident at the time of the grant.

The value of all PSU awards assumes a payout multiplier of 1 times.

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Value vested or earned during the year

The table below shows the value vested or earned on all option-based awards, share-based awards and non-equity incentive plan compensation for each NEO during the year ended December 31, 2011:

Named executive	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($) (1)	Non-equity incentive plan compensation – Value earned during the year ($) (2)
Kevin A. Neveu	580,380	2,687,953	898,933
President and Chief Executive Officer
Robert J. McNally (3)	457,240	927,269	373,578
Executive Vice President and
Chief Financial Officer
Douglas J. Strong	216,894	988,283	319,614
President, Completion and Production Services
Gene C. Stahl (4)	234,437	1,016,809	340,576
President, Drilling Operations
Niels Espeland	–	–	–
President, International Operations

Notes:

(1)	Share-based awards for Mr. Neveu, Mr. Strong and Mr. Stahl represent the payment of RSUs and PSUs that vested on December 31, 2011, and the payment of DSUs that vested on January 1, 2011.
(2)	Non-equity incentive plan compensation includes the 2011 STIP, values for Mr. McNally and Mr. Stahl were converted to Canadian dollars using the 2011 average exchange rate of 0.9891.
(3)	Share-based awards for Mr. McNally represent the payment of RSUs that vested on July 19, 2011, and was converted to Canadian dollars using the July 19, 2011 exchange rate of 0.9506.
(4)	Equity based awards for Mr. Stahl, were converted to Canadian dollars using the December 30, 2011 exchange rate of 1.017.

Equity incentive plan information

Securities authorized for issue under equity compensation plans

The table below provides details about the equity securities authorized for issue under the different compensation plans as at December 31, 2011:

Plan category	Number of securities to be issued upon exercise of outstanding options and rights	Weighted-average exercise price of outstanding options and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by shareholders
1. Employee stock option plan	5,154,123	$8.45	4,777,873
2. Old Director DSU plan	417,495	n/a	190,300 (1)
3. New Director DSU Plan	(comes into effect Jan. 1, 2012)	n/a	– (2)
Equity compensation plans not approved by shareholders	–	–	–
Total	5,571,618		4,968,173

Notes:

(1)	No further DSUs will be granted under the Old Director DSU Plan.
(2)	The New DSU Plan provides that up to 1% of the issued and outstanding shares may be issued from treasury, subject to other terms of the New DSU Plan.

The total number of issued and outstanding shares that may be reserved for issue under the stock option plan and all other security-based compensation arrangements is limited to:

¡	2% to any one individual

¡	10% to all insiders in any one-year period

¡	10% of our issued and outstanding shares.

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Granting stock options

As of December 31, 2011, the total number of Precision shares reserved for issue under the stock option plan was 5,154,123, representing 1.87% of the total issued and outstanding shares. Up to 1% of the total issued and outstanding shares may be reserved for issue in a fiscal year.

The table below provides information about the number of stock options granted since we introduced the plan. None of the named executives have exercised any of their stock options, other than Mr.McNally who exercised 53,333 options and holds the 53,333 common shares that were issued when he exercised the options.

	2011		2010
Measure of dilution	# of options	% of shares outstanding	# of options	% of shares outstanding
Annual grant	2,113,369	0.77	2,118,755	0.77
the total number of options granted under the option plan each year
Options outstanding	5,154,123	1.87	3,723,123	1.35
the total number of options outstanding (including the annual grant) under the option plan at the end of each year
Options available for grant	4,777,873	1.73	6,556,798	2.38
the number of options remaining in the reserve approved by shareholders and available for grant under the option plan at the end of each year
Overhang	9,931,996	3.60	10,279,921	3.73
the number of options outstanding plus the number of options remaining in reserve approved by shareholders and available for future grants

Granting DSUs

The total number of Precision shares available for issue from treasury to directors under the new DSU plan is limited to:

¡	a maximum of 1% of the total issued and outstanding Precision shares
¡

in aggregate not more than 10% of the total issued and outstanding Precision shares, when combined with Precision shares that may be issued to insiders under all other compensation arrangements that allow Precision shares to be issued from treasury

¡

in any single year, when combined with all Precision shares under all compensation arrangements that provide for Precision shares to be issued from treasury, not more than 10% of the issued and outstanding Precision shares issued within a one year period

We don’t plan to grant any more old DSUs after December 31, 2011, however, we’ll keep the plan in place until all outstanding DSUs under the old plan have been redeemed. At December 31, 2011, a total of 609,700 Precision shares were issuable based on the total DSU balance in the directors’ accounts.

Retirement benefits

Mr. Neveu and Mr. Strong participate in our defined contribution pension plan:

Named executive	Accumulated value at start of year ($)	Compensatory ($)	Non-Compensatory ($)	Accumulated value at year end ($)
Kevin A. Neveu	93,040	11,485	(1,947)	102,578
President and Chief Executive Officer
Douglas J. Strong	296,009	11,485	(17,060)	290,434
President, Completion and Production Services

Participants choose from different segregated funds available under the plan. The accumulated value at year end reflects gains or losses incurred based on individual investment choices as well as any administrative and investment management fees paid.

Mr. McNally and Mr. Stahl are U.S. employees and Mr. Espeland is an international expatriate, and therefore do not participate in the defined contribution pension plan.

69  |     Precision Drilling Corporation   Management Information Circular

Termination and change of control

Employment agreements

Each employment agreement provide for benefits if the NEO is terminated for any reason (other than for cause), including retirement, death, disability, termination without cause and constructive dismissal.

Terms are based on competitive practices and are not triggered by a change of control (see page 52 for more information). Any entitlements under the incentive plans are governed by the terms and conditions of each plan.

Component	Resignation	Retirement	Termination with cause	Termination without cause/ Constructive dismissal	Change of control (without constructive dismissal)	Disability or leave of absence:
Base salary	¡ base salary ends	¡ base salary ends	¡ base salary ends	CEO: ¡ lump sum payment equal to 24 months of base salary as at the termination Other NEOs: ¡ lump sum payment equal to 18 months of base salary as at the termination date	¡ no trigger	¡ prorated
STIP	¡ award is forfeited	¡ award is forfeited	¡ award is forfeited	CEO: ¡ an amount equal to two times the STIP target Other NEOs: ¡ an amount equal to 1.5 times the STIP target	¡ no trigger	¡ prorated
Restricted share units	¡ RSUs are forfeited	¡ RSUs are forfeited	¡ RSUs are forfeited	¡ pro-rated portion of the units vest Mr. McNally & Mr. Espeland: ¡ any unvested portion of the sign-on grant vests as of the termination date	¡ no immediate vesting of units	¡ prorated
Performance share units	¡ PSUs are forfeited	¡ PSUs are forfeited	¡ PSUs are forfeited	¡ pro-rated portion of the units vest Mr. McNally: ¡ any unvested portion of the sign-on grant vests as of the termination date	¡ no immediate vesting of units	¡ prorated
Options	¡ unvested options are cancelled ¡ vested options may be exercised within 30 days of the resignation date	¡ options continue to vest and may be exercised within 24 months of the retirement date	¡ options expire immediately	¡ options continue to vest ¡ if fully vested, options may be exercised within 90 days of the termination date Mr. McNally: ¡ any unvested portion of the sign-on grant vests as of the termination date	¡ no immediate vesting of units	¡ options continue to vest and may be exercised before the term expires Death: ¡ options vest and may be exercised within 12 months
Repayment of relocation allowance

CEO:

¡ if before August 14, 2012, he must repay a pro-rated portion of the one-time housing and relocation allowance equal to the amount calculated by multiplying $6,270.38 x the number of calendar months between the termination date and August 14, 2012

When we converted from a trust to a corporate structure on June 1, 2010, all outstanding grants under our long-term incentive plans were rolled over into economically equivalent grants under the new corporate structure and the associated plan documents were revised to account for the new corporate structure. The conversion did not trigger change of control provisions under any employment agreements or long-term incentive plans.

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Termination and change of control benefits

The table below shows the estimated incremental payments and benefits each NEO would receive from Precision under each termination scenario as at December 31, 2011. Where applicable, the CEO is entitled to receive severance payments equal to 24 months salary and 18 months salary for the other NEOs, payable in lump sum upon execution of a release.

If there’s a change of control and Precision shares are converted to or exchanged for securities of another entity, any outstanding LTIP grants are substituted or replaced with equivalent value in the continuing entity, on substantially the same terms.

Named executive	Resignation ($)	Retirement ($)	Termination without cause/ Constructive dismissal ($)	Constructive dismissal following a change of control ($)	Change of control ($)
Kevin A. Neveu
President and CEO
Severance payment
2 times base salary	–	–	1,275,000	1,275,000	–
2 times STIP target	–	–	1,275,000	1,275,000	–
Restricted share units (1)	–	–	–	114,576	–
Performance share units (1)	–	–	–	847,350	–
Options (2)	–	–	–	543,300	–
Repayment of relocation allowance (3)	(43,893)	(43,893)	–	–	–
Total payment	(43,893)	(43,893)	2,550,000	4,055,226	–
Robert J. McNally (4)
Executive Vice President and
Chief Financial Officer
Severance payment
1.5 times base salary	–	–	544,604	544,604	–
1.5 times STIP target	–	–	408,453	408,453	–
Restricted share units (1) (5)	–	–	1,391,263	1,391,263	–
Performance share units (1) (5)	–	–	1,199,958	1,315,085	–
Options (2) (5)	–	–	340,628	340,628	–
Total payment	–	–	3,884,906	4,000,033	–
Douglas J. Strong
President, Completion and
Production Services
Severance payment
1.5 times base salary	–	–	497,250	497,250	–
1.5 times STIP target	–	–	372,938	372,938	–
Restricted share units (1)	–	–	–	42,000	–
Performance share units (1)	–	–	–	311,850	–
Options (2)	–	–	–	194,228	–
Total payment	–	–	870,188	1,418,266	–
Gene C. Stahl (4)
President, Drilling Operations
Severance payment
1.5 times base salary	–	–	544,604	544,604	–
1.5 times STIP target	–	–	408,453	408,453	–
Restricted share units (1)	–	–	–	41,738	–
Performance share units (1)	–	–	–	309,902	–
Options (2)	–	–	–	205,169	–
Total payment	–	–	953,057	1,509,866	–
Niels Espeland (4)
President, International Operations
Severance payment
1.5 times base salary	–	–	518,670	518,670	–
1.5 times STIP target	–	–	389,003	389,003	–
Restricted share units (1) (6)	–	–	1,394,748	1,394,748	–
Performance share units	–	–	–	–	–
Options	–	–	–	–	–
Total payment	–	–	2,302,421	2,302,421	–

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Notes:

(1)

The values for RSUs and PSUs were calculated based on the December 31, 2011 closing prices of $10.50 for Canadian units and US$10.26 for U.S. units, multiplied by the number of units that had vested. We have assumed a performance multiplier of one times for the PSUs.

(2)

The option values were calculated using the difference between the strike price and the December 31, 2011 closing price of $10.50 for Canadian options and US$10.26 for U.S. options, multiplied by the in-the-money value of options that have not vested and would vest given the particular trigger.

(3)

If Mr. Neveu resigns, retires or is terminated for cause before August 14, 2012, he is required to repay a pro-rated portion of the one-time housing and relocation allowance he received when he was hired.

(4)	The amounts for Mr. McNally, Mr. Stahl and Mr. Espeland were converted to Canadian dollars using the December 30, 2011 exchange rate of 1.017.
(5)

Mr. McNally received a one-time sign-on grant of 200,000 RSUs, 115,000 PSUs and 160,000 options to compensate him for deferred compensation he relinquished with his former employer. If he is terminated without cause or following a constructive dismissal prior to the full vesting of his sign on grant, then any unvested portion of the grant shall become vested.

(6)	If Mr. Espeland is terminated without cause or following a constructive dismissal prior to the full vesting of his sign on RSU grant, then any unvested portion of the grant shall become vested.

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Interest in matters to be acted upon

The directors and executive officers are not aware of any material interest, direct or indirect, by way of beneficial ownership in Precision’s shares or otherwise, of any director, executive officer or any of their associates or affiliates, in any matters to be acted on at the meeting other than the election of directors or the appointment of auditors. We do not provide financial assistance to our directors or executive or other employees to purchase securities under the DSU plan, stock option plan or any other compensation plan.

Indebtedness to directors and executive officers

We and our subsidiaries did not have any loans outstanding to our directors, executive officers, nominated directors or any of their associates in 2011, or to date in 2012.

Interests in material transactions

Other than as disclosed in this circular, no informed person or nominated director, or any of their associates or affiliates, had a material interest (direct or indirect) in a transaction or proposed transaction involving Precision since January 1, 2011, or to date in 2012, that has materially affected or would materially affect us or any of our subsidiaries.

For more information

Additional financial information is provided in our consolidated financial statements and notes and management’s discussions and analysis for the year ended December 31, 2011. Please visit our website (www.precisiondrilling.com) for more information about Precision, including:

¡  our code of business conduct and ethics

¡   our corporate governance guidelines

¡  the board mandate

¡  the committee charters and terms of reference

¡   certain corporate policies

¡   public disclosure documents.

Our public disclosure documents are also available on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and include the following documents, among others:

¡   our 2011 audited consolidated financial statements, notes to financial statements and management’s discussion and analysis (MD&A)

¡   our 2011 annual report which includes the above documents and the auditor’s report

¡   2011 annual information form

¡  any document or pages of any document incorporated by reference in the annual information form

¡  our interim unaudited financial statements

¡   our 2012 management information circular.

We’ll send you free copies of these documents if you ask us. Contact the Corporate Secretary:

Precision Drilling Corporation

Suite 800, 525 - 8th Avenue S.W.

Calgary, Alberta, Canada

T2P 1G1

Attention: Corporate Secretary

Email: corporatesecretary@precisiondrilling.com

Tel:     403.716.4500

Fax:    403.264.0251

73  |     Precision Drilling Corporation   Management Information Circular

Appendix A

Mandate of the Board of Directors of Precision Drilling Corporation

1.	General

The board of directors (the “Board of Directors”, and each member a “Director”) of Precision Drilling Corporation (“Precision”) is responsible for the stewardship of the business and affairs of Precision. The Board of Directors discharges it responsibility by providing direction to Management and overseeing that all major issues affecting the business and affairs of Precision are given proper consideration.

2.	Responsibilities
¡

The Board of Directors may have standing committees (“Committee” or “Committees”) to assist it with the discharge of its duties. The Board of Directors will review and consider the reports and recommendations of the Committees. The Board of Directors will approve all significant transactions involving Precision. In addition, the Board of Directors will approve banking relationships and key borrowing and financing decisions, appoint officers, and, through the Human Resources and Compensation Committee, establish the compensation policies for Precision and determine the compensation of its officers and Directors.

¡

The Board of Directors is responsible, to the extent feasible, to satisfy itself of the integrity of the President and Chief Executive Officer and other officers and ensure that they create a culture of integrity throughout the organization.

¡

The Board of Directors takes responsibility for appointing the President and Chief Executive Officer and is consulted on the appointment of other senior Management. The Board of Directors, through the Human Resources and Compensation Committee, formally reviews the President and Chief Executive Officer’s remuneration and performance and the compensation of other officers. Senior Management participates in appropriate professional and personal development activities, courses and programs on a self-directed basis and the Board of Directors supports Management’s commitment to training and development of all employees.

¡

The Board of Directors is responsible for the consideration of succession issues and through the Human Resources and Compensation Committee considers the adequacy of Precision’s succession plan is reviewed at least annually.

¡

The Board of Directors is responsible for the integrity of Precision’s internal control and management information systems. The Audit Committee is responsible for reviewing internal controls over accounting and financial reporting systems and reporting to the Board of Directors on such matters. Quarterly financial presentations are made to the Audit Committee. The Audit Committee meets separately with, and receives direct reports from, the internal and external auditors of the Precision.

¡

The Board of Directors is responsible for the strategic direction of Precision. The Board of Directors has established a formal strategic planning process which takes into account, among other things, the opportunities and risks of the business. The strategic plan is reviewed on an annual basis at a special meeting of the Board of Directors and senior Management at which matters which form the basis of Precision’s vision and plan are discussed and the strategic plan is adopted.

¡	The Board of Directors approves the annual business plan of Precision and an annual operating budget for Precision.

¡

The Board of Directors approves the annual audited consolidated financial statements of Precision and approves the interim unaudited consolidated financial statements of Precision. The Board of Directors may at any time and from time to time delegate approval of interim unaudited consolidated financial statements to the Audit Committee.

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¡

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior Management who report to the Board of Directors on the risks of Precision’s business, and through its Committees who have specific oversight over areas of risk on behalf of the Board of Directors, the Board of Directors considers such risks and discusses the management of such risks on a regular basis. In addition, the Board of Directors receives from Management quarterly environmental and occupational health and safety matters, litigation matters and compliance matters.

¡	The Board of Directors is responsible for considering appropriate measures it may take if the performance of Precision falls short of its goals or as other circumstances warrant.

¡

The Board of Directors is responsible for overseeing the accurate reporting of the financial performance of Precision to the Shareholders and the investment community, and that the financial results of Precision are reported fairly and in accordance with applicable international financing reporting standards. The Board of Directors requires that Precision make accurate, timely and effective communication of all material information to Shareholders and the investment community.

¡

The Board of Directors has adopted a written disclosure policy (the “Disclosure Policy”) in respect of communications with the media and to the continuous disclosure and public reporting obligations of Precision. The disclosed information is released through newswire services, Precision’s website, mailings to Shareholders and, where required, filed on SEDAR and EDGAR. Regular news releases are made at least quarterly and the Precision reports quarterly and annual financial results. Supplemental releases are made highlighting material facts regarding Precision. The Board of Directors currently delegates this ongoing reporting responsibility to Management. Issues arising from the Disclosure Policy are dealt with by a committee of executive officers of Precision consisting of the CFO and Senior Vice President and General Counsel, and such others as may be determined by them from time to time. Material disclosure relating to Precision, including without limitation, Precision’s annual information form, annual report and annual proxy circular must be submitted to the Board of Directors for approval.

¡

The Corporate Governance, Nominating and Risk Committee is responsible for recommending Precision’s approach to corporate governance and reporting to the Board of Directors on all matters relating to the governance of Precision. The Board of Directors, through its Corporate Governance, Nominating and Risk Committee, has formally adopted and posted on Precision’s website at www. precisiondrilling.com a set of Corporate Governance Guidelines which affirms Precision’s commitment to maintaining a high standard of corporate governance.

¡	The Board of Directors, through its Corporate Governance, Nominating and Risk Committee, annually reviews the effectiveness of the Board of Directors, its Committees and individual Directors.

¡

The Board of Directors is responsible for approving policies and procedures designed to ensure that Precision operates at all times within applicable laws and regulations and for monitoring compliance with all such policies and procedures.

3.	Structure and Authority

a.	Composition

The composition of the Board of Directors, including the qualifications of each Director, will comply with all requirements of the Business Corporations Act (Alberta), the articles and by-laws of Precision, applicable securities legislation and the rules of any stock exchange upon which the shares (“Shares”) of Precision are listed for trading.

Each Director is expected to attend all regularly-scheduled meetings in person. To prepare for meetings, Directors are expected to review the materials that are sent to them in advance of such meetings.

The Directors, in exercising the powers and authority conferred upon them, will act honestly and in good faith with a view to the best interests of Precision and in connection therewith will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Director will not be liable in carrying out his or her duties except in cases where the Director fails to act honestly and in good faith with a view to the best interests of Precision or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

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b.	Appointment and Replacement

The Corporate Governance, Nominating and Risk Committee recommends to the Board of Directors the candidates for nomination as Directors. The Board of Directors approves the final choice of candidates who will be submitted to holders of Shares (“Shareholders”) in accordance with Precision’s Board of Directors Voting Policy.

The Board of Directors will appoint the Chairman of the Board of Directors from among Precision’s Directors. The term of each Director will expire at the close of the next annual meeting of Shareholders or when their successor is elected or appointed.

If it becomes necessary to appoint a new Director to fill a vacancy on the Board of Directors or to complement the existing Board of Directors, the Board of Directors will, under the leadership of the Corporate Governance, Nominating and Risk Committee, consider a wide potential base of possible candidates and assess the qualifications of proposed new Directors against a range of criteria, including background experience, professional skills, personal qualities, the potential for the candidate’s skills to augment the existing Board of Directors and the candidate’s availability to commit to the Board of Directors’ activities.

The Board of Directors may, between annual meetings of the Shareholders, appoint one or more additional Directors for a term to expire at the close of the next annual meeting of Shareholders, provided that the number of additional Directors so appointed will not exceed one-third of the number of Directors who held office at the immediately preceding annual meeting of Shareholders.

Directors must have an appropriate mix of skills, knowledge and experience in business and a history of achievements. Directors are required to commit the requisite time for all of the Board of Directors’ business and activities and will demonstrate integrity, accountability and informed judgement. A majority of the Board of Directors will be comprised of Directors who must be determined to be “independent” as defined in applicable securities laws and the rules or guidelines of any stock exchange upon which the Shares are listed for trading.

c.	Meetings and Quorum

A majority of Directors with at least 25 percent resident Canadians, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to each other, shall constitute a quorum.

The Board of Directors meets at least eight (8) times annually and as many additional times as needed to carry out its duties effectively. The Board of Directors meets in separate, non-management, in-camera sessions at each regularly scheduled meeting. The Board of Directors also meets in separate, non-management, closed sessions with any internal personnel or outside advisors as needed or appropriate.

d.	Review of Mandate

The Board of Directors shall review and reassess the adequacy of this Mandate at least annually and otherwise as it deems appropriate, and consider and adopt changes as appropriate. The Board of Directors will approve the form of disclosure of this Mandate.

e.	Delegation

The Board of Directors discharges its responsibilities directly and through its committees. The Board of Directors appoints from its members the following standing committees: an Audit Committee, a Corporate Governance, Nominating and Risk Committee, and a Human Resources and Compensation Committee and may from time to time appoint ad hoc or special committees (each a Committee or collectively, the “Committees”). The Board of Directors retains its oversight function for all delegated responsibilities. Similarly, as permitted by applicable law, the Board of Directors may from time to time delegate certain of its responsibilities to Management.

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f.	Engagement

The Board of Directors has adopted a Shareholder Communication Policy. Shareholders and other interested parties may communicate with the Board of Directors and with the independent members of the Board of Directors by contacting the office of the Corporate Secretary at the offices of Precision, 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1, by telephone at 403.716.4500, facsimile at 403.264.0251 or email at CorporateSecretary@precisiondrilling.com.

All communications received will be reviewed and delivered as requested, or if an individual member of the Board of Directors is not specified by the communication, to the appropriate member at the Corporate Secretary’s discretion. The process for communication with the Corporate Secretary is also posted on Precision’s website at www.precisiondrilling.com.

Approved by the Board of Directors of Precision Drilling Corporation effective October, 2011.

77  |     Precision Drilling Corporation   Management Information Circular

Precision
DRILLING

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Telephone: 403.716.4500
Email: info@precisiondrilling.com
www.precisiondrilling.com

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